2008 Annual Report



Just Right.

WRIGHT.

"I had forgotten what it was like to walk from room to room in comfort. This is the life I had envisioned."

— **Charlene**, recipient of the INBONE™ Total Ankle




WRIGHT.

Just Right.

Wright Medical Group, Inc. is a leading global orthopaedic medical device company specializing in the design, manufacture, and marketing of reconstructive joint devices and biologic products.

Wright's product offerings include large joint implants for the hip and knee; extremity implants for the hand, elbow, shoulder, foot and ankle; and both synthetic and tissue-based graft substitute materials. We participate in the worldwide orthopaedic market and distribute our products through a combination of direct sales personnel and a network of independent distributors and sales representatives.

Headquartered in Arlington, Tennessee, we have been in business for more than 50 years and retain approximately 1,250 employees who provide outstanding service and innovative products throughout the world.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI."

Financial Highlights

dollars are in thousands

	2004[1]	2005[2]	2006[3]	2007[4]	2008[5]
Net sales	$297,539	$319,137	$338,938	**$386,850**	**$465,547**
Gross profit, as reported	$213,356	$227,385	$241,704	**$276,304**	**$331,170**
as a percentage of net sales	71.7%	71.2%	71.3%	71.4%	71.1%
Gross profit, as adjusted	$215,875	$228,894	$242,558	**$280,907**	**$332,527**
as a percentage of sales	72.6%	71.7%	71.6%	72.6%	71.4%
Operating income, as reported	$38,413	$33,481	$19,431	**$1,454**	**$22,413**
as a percentage of net sales	12.9%	10.5%	5.7%	0.4%	4.8%
Operating income, as adjusted	$42,095	$39,521	$33,271	**$40,546**	**$55,216**
as a percentage of net sales	14.1%	12.4%	9.8%	10.5%	11.9%
Net income, as reported	$24,022	$21,065	$14,411	**$961**	**$3,197**
as a percentage of sales	8.1%	6.6%	4.3%	0.2%	0.7%
Net income, as adjusted	$26,451	$25,179	$22,742	**$28,922**	**$36,329**
as a percentage of sales	8.9%	7.9%	6.7%	7.5%	7.8%
Diluted earnings per share					
as reported	$0.68	$0.60	$0.41	**$0.03**	**$0.09**
as adjusted	$0.75	$0.72	$0.64	$0.79	$0.92
Total assets	$361,158	$371,810	$409,402	**$669,985**	**$692,130**
Total long-term obligations	$5,952	$1,728	$723	**$200,455**	**$200,136**


$465,547
$386,850
Net sales


$55,216
$40,546
Operating income, as adjusted


$36,329
$28,922
Net income, as adjusted


$692,130
$669,985
Total assets

(1) 2004 adjusted results presented above exclude $2.4 million ($1.6 million after tax effect) of costs incurred to write down certain foot and ankle inventory to its net realizable value and $510,000 ($338,000 after tax effect) of accelerated depreciation on surgical instrumentation related to this inventory as a result of the transition of this product line to our CHARLOTTE™ Foot and Ankle System, and $791,000 ($511,000 after tax effect) of costs associated with the voluntary market withdrawal of certain CONSERVE® hip components.

(2) 2005 adjusted results presented above exclude $1.7 million ($1.2 million after tax effect) of severance costs associated with management changes in our U.S. and European operations, $1.5 million ($1.0 million after tax effect) of costs incurred to write down inventory to its net realizable value and $139,000 ($96,000 after tax effect) of costs incurred to write down to net realizable value surgical instrumentation related to this inventory due to the termination of an agreement to distribute certain third party spinal products in Europe, $694,000 ($476,000 after tax effect) to write down a long-lived asset to its fair value following its reclassification to assets held-for-sale, and $467,000 ($287,000 after tax effect) of non-cash, stock-based compensation.

(3) 2006 adjusted results presented above exclude $13.8 million ($10.9 million after tax effect) of non-cash, stock-based compensation expense recorded pursuant to [Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment*] (SFAS No. 123R), which was implemented on January 1, 2006, a $1.5 million ($1.4 million after tax effect) gain on the sale of an investment, and a $1.1 million income tax benefit.

(4) 2007 adjusted results presented above exclude $18.9 million ($12.5 million after tax effect) of restructuring charges associated with the closure of our Toulon, France operations, $16.5 million ($12.9 million after tax effect) of non-cash, stock-based compensation expense recorded pursuant to SFAS No. 123R, $3.9 million ($2.4 million after tax effect) of charges related to an unfavorable arbitration ruling (including interest), and $418,000 ($253,000 after tax effect) of acquisition-related inventory step-up amortization.

(5) 2008 adjusted results presented above exclude $13.5 million ($9.8 million after tax effect) of non-cash, stock-based compensation expense recorded pursuant to SFAS No. 123R, $11.2 million tax provision associated with the write-off of net operating losses in France, $7.6 million ($4.7 million after tax effect) of charges related to the ongoing U.S. governmental inquiries, $6.7 million ($3.3 million after tax effect) of restructuring charges associated with the closure of our Toulon, France operations, $2.6 million ($1.6 million after tax effect) for charges relating to an unfavorable appellate court decision (including interest), $2.5 million of acquired in-process research and development costs, and $113,000 ($69,000 after tax effect) of acquisition-related inventory step-up amortization.

"Having this type of hip replacement was easily the best thing I have ever done for myself.

The operation itself was very simple and, right after, I was even able to walk down the hall."

— **Ron,** recipient of the CONSERVE® BFH® Hip through Wright's PATH® Tissue-Preserving Technique





Gary D. Henley
President and Chief Executive Officer

Letter To Our Stockholders

2008: A Year of Growth and Investment

It is a pleasure to report the results that Wright Medical Group, Inc. achieved in 2008. It truly was a great year for us. We achieved an outstanding global revenue growth of 20%, placing us among the best performing medical device companies in the world. Even as we continued substantial investments in our infrastructure to execute our strategy, we were able to deliver bottom line growth that nearly doubled our top line growth. It is clear that we are now in the execution phase of our growth strategy and that gives us great confidence in our ability to deliver solid results — even in the face of turbulent financial times — as we move into 2009 and beyond.

Continued Innovation in Large Joints

In 2008, we were able to sustain our momentum that began in 2007 and continue to deliver growth rates well in excess of the market. Our global growth rate in hip sales of 20% and knees of 17% is a result of having one of the most innovative and comprehensive large joint product offerings in the industry, and also is due to strong execution by our sales, marketing, and medical educational teams.

Both the domestic and international performance was impressive and balanced in 2008. Specifically, we achieved strong penetration of our ADVANCE® Medial-Pivot Knee System due, in part, to the outstanding clinical results we and our clinicians are able to document and demonstrate. This product line growth was further strengthened by the continued acceptance of our ADVANCE STATURE® Knee implants and our BIOFOAM™ Tibial Base, which offers surgeons reliable and effective cementless fixation.

Our hip performance was driven by an industry-leading product line that includes a complete line of stem designs, modular necks, and versatile cup designs that complement the broad offering of head styles, sizes and bearing surfaces. During 2008, we continued our portfolio expansion with the introduction of a number of new products like the DYNASTY® Acetabular Cup System and the GLADIATOR® Bipolar Hip System. We also increased our innovative PROFEMUR® stem line with the addition of the PROFEMUR®-HA, PROFEMUR®-TL, PROFEMUR®-Z and PROFEMUR®-LX revision stems.

In addition to these internally developed product launches, in September 2008 we licensed the rights to distribute the LINK® MP Revision Hip System in North America. This addition to our hip product line has made our revision offering among the best in our industry. Furthermore, the adoption of our CONSERVE® BFH® and A-CLASS® technologies in Japan, following our regulatory approval in late 2007, has been excellent. We believe these products will continue to provide a significant opportunity for our Japanese subsidiary for some time to come.

Our work with the Food and Drug Administration to gain premarket approval for our CONSERVE® PLUS Hip Resurfacing System continues to progress and we look forward to joining the other manufacturers in this growing market segment with what we believe is the most competitive technology available today.

A Growing Biologics Portfolio

Our overall global biologics business continued to grow at an acceptable pace. Despite the divestiture of ADCON® products, this area achieved a solid performance of 8% growth. That growth was led by our PRO-DENSE® synthetic bone repair product line, which is providing outstanding clinical results. Within the bone repair offering our MIIG® injectable graft, ALLOMATRIX® line and OSTEOSET® products have continued to perform well globally. We have also been very pleased with the market acceptance of our CANCELLO-PURE® xenograft wedges, which are the positive result of a partnership with RTI Biologics, Inc.

On the tissue side of our biologics portfolio, we continue to be pleased with both the outstanding clinical performance and the market acceptance of our GRAFTJACKET® Regenerative Tissue Matrix. To support further clinical acceptance and expand coverage for use of GRAFTJACKET® matrix in the treatment of chronic diabetic foot ulcers, we completed a prospective, randomized, controlled study. The manuscript detailing the outstanding results of this study has been accepted to be published in the *International Wound Journal* in mid 2009. In late 2008, we further expanded our tissue-based biologics offering with the introduction of the BIOTAPE XM™ xenograft soft tissue patch for tendon and ligament reinforcement. This product will not only help us be competitive in the domestic xenograft market, but it will allow us entry into many foreign markets where human tissue-based products are not permitted.

Strengthening Upper Extremity Solutions

The upper extremity market remains of strong strategic interest to us. We currently have a competitive portfolio of products and are continually looking to strengthen it. We recently launched the very innovative EVOLVE® Elbow Plating System to complement our EVOLVE® Radial Head System. We also enhanced our innovative minimally-invasive wrist fracture solution by introducing the MICRONAIL® II Radiolucent Intramedullary Radius Fixation System. In addition to these product developments, we also acquired the RAYHACK® Osteotomy System for treatment of challenging wrist fractures and disorders. As evidenced by our efforts in 2008, the upper extremity arena continues to be an important market for us. To grow our position in this market segment, we intend to further strengthen our portfolio through both internal development and external acquisition, as well as increased distribution focus.

Leading the Foot & Ankle Market

As previously detailed, we are certainly moving in an overall positive direction. However, the specialty that has exhibited truly phenomenal growth is our foot and ankle business. In 2008, this franchise grew 44% internationally, 82% domestically, and 74%

Just Right.

for the foot and ankle specialist.

Wright's History of Innovation in Foot and Ankle Products


1970
Swanson Toe
1996
OSTEOSET® Beads
2000
NEW DEAL™ distributor
2002
GRAFTJACKET® Matrix for wound
2005
CHARLOTTE™ Fixation System
2007
CANCELLOPURE® Wedges
2007
DARCO® Plates

NEWDEAL is a trademark of Integra Corp. Distribution relationship terminated in 2005.

globally, following an outstanding 2007 annual sales growth of 96%. Over the past two years, we have evolved from a minor player in the foot and ankle market to a recognized leader in this specialty segment of orthopaedics. This growth, success, and recognition has been the result of creating the most robust and comprehensive portfolio of products — both hardware and biologics — for this market sector. In 2008, we launched two new, internally-developed products for foot and ankle, including the CHARLOTTE™ CLAW® plates and the SIDEKICK™ Coretrak mini fixator. To augment our internal development process, we also made several strategic acquisitions leading to launches of a line of AAP screws, the INBONE™ Total Ankle System and Fusion Rod System, as well as the BIOARCH® Subtalar System. When you couple our foot and ankle hardware and implant portfolio with our market-leading biologics solutions, the result is the best product offering for this industry segment. Add to that what we believe to be the largest and best trained sales force focused on this subspecialty, and you have a successful and sustainable business model. In two recent independent surveys, Wright was deemed the market leader in the foot and ankle market sector. We certainly have a good start and appreciate the recognition; but we have a long way to go to secure our place as the dominate player in this market.

Executing Strategies for Sales Success

Throughout 2008, we continued to increase, separate, and focus our domestic direct and distributor sales channels. At the same time we strengthened, reorganized, and redirected our sales management team. This has resulted in a distribution network that is highly motivated, highly skilled and trained, well supported by internal staff, and eager for the challenges of 2009.

Driving International Growth

On the international front we continued to gain strength and momentum. Our performance in Japan, Asia Pacific, and Latin and South America was impressive. During 2008, our Japanese business was not only our largest, but also our fastest growing subsidiary in the world. We have developed a strong distribution presence in the rest of Asia, as well, and are getting good traction in the Latin and South American markets.

In the Europe, Middle East and Africa (EMEA) market, we continue to enjoy success and growth. We are beginning to see positive results from our strategies of geographic expansion for new markets, product portfolio penetration in existing markets, and sales force specialization. While we still view France as a work in progress, we have expectations that 2009 will be a year of significant improvement. We have assembled a very capable management team in Europe and expect they will deliver results in 2009.

Healthy Business Development

Our business development team continued to be very active in 2008 with the completion of six licensing or acquisition transactions, four of which were in the foot and ankle or biologics arena. The team has demonstrated it can identify, diligence,

*"**leading company** in foot & ankle surgical products"*

— **Pearl Diver: Ortho This Week** Vol. 4, Issue 37
— **Frost & Sullivan Foot and Ankle Market Report** – 2008

*"**most knowledgeable** sales force"*

— **Frost & Sullivan Foot and Ankle Market Report** – 2008


2007
SIDEKICK™ Ex-Fix
2007
DARCO® Headed Screws
2008
AM™ SURGICAL Tissue Release
2008
BIOARCH® Subtalar Implant
2008
INBONE™ Total Ankle
2008
ENDO-FUSE™ Fusion Rods
2009
BIOTAPE™ Matrix

and consummate deals in an efficient and successful manner. We expect that 2009 will provide many acquisition opportunities for the team to evaluate.

Implementing Operations Enhancements

On the operational side, we completed the closure of our Toulon, France manufacturing and logistics facility and successfully transitioned those functions to our Arlington, Tennessee and Amsterdam operations. We also completed the first phase of our facility expansion at our Arlington headquarters. We now occupy the new 50,000 square foot manufacturing building and the 17,500 square foot office tower and campus cafeteria. The second phase of this project will include renovation of some existing facilities and will be complete by mid-year 2009. We also acquired another 29,000 square foot manufacturing facility in late 2008, which is located less than a half-mile from our main campus. Plans call for us to have that new facility on line in the second quarter of 2009. In addition to facilities expansion and improvement, we have worked to make significant improvements to our operations, logistics, process, and forecasting systems. The team we have in charge of global manufacturing and logistics is dedicated to continued improvement and efficiency gains for these areas.

Global Corporate Compliance

In keeping with our goal to be the most compliant company possible, we have strengthened our efforts during 2008. We have taken any information available from public statements of the other orthopaedic companies that have entered into Non or Deferred Prosecution Agreements with the Department of Justice and incorporated that guidance into our compliance policies. We have hired a new Chief Compliance Officer, added staff and engaged consultants to help us achieve our compliance objectives. We will continue, throughout 2009 and beyond, to focus and invest in our global compliance efforts to assure we reach our goals.

Ready for the Challenge

As we look back at 2008, it was a year of significant growth for us, but more importantly it was a year of continued investment and refinement of our infrastructure, processes, and people. This enhancement of our vital systems and assets strengthens the foundation of our company and prepares us for the challenges we will surely face in 2009 and beyond. I believe we have a management team that is focused on our strategy and committed to delivering industry-leading performance for our customers, employees and shareholders. As always, it is a pleasure and an honor to be a part of this wonderful team and great company. I invite you to watch us grow...

Sincerely,

Gary D. Henley
President, CEO and Director



PROFEMUR® Modular Necks | a STATURE™ product

PROFEMUR® Stems | a STATURE™ product

Wright's STATURE™ Modular Hip provides options in **stem philosophy, neck choice,** and **cup preference to enable surgeons to reconstruct anatomy accurately, not simply replace it.**

"I feel I am almost as good as new again."

— **Sandra,** recipient of
STATURE™ Modular Hip Reconstruction


BLUE KNIGHTS



Just Right.

for anatomically-accurate hip replacement.

Each patient is an individual – right down to the anatomy of their hip joint. As the photo to the left shows, anatomic difference is not based on ethnicity, nor is it based on gender. After all, you can be a large-boned female, or a small-boned male.

Each patient's stature determines key elements of their joint anatomy, such as femoral head offset and version as well as femoral length. That's why stature, not gender, is the philosophy behind what we do at Wright.

Surgeons shouldn't have to compromise on any one of these anatomical features when selecting an implant for their patients — and now they don't have to. Wright's **STATURE™ Modular Hip Reconstruction** allows these details to be addressed intraoperatively, giving surgeons and their patients greater confidence in achieving optimal results.



"When you have a hole in your leg that's progressively getting worse, you will try anything. This treatment worked for me and I am so thankful."

— **Sonja**, recipient of GRAFTJACKET® Regenerative Matrix for venous stasis ulcer treatment

Just Right.

for wound care.



GRAFTJACKET® Regenerative Tissue Matrix

GRAFTJACKET® XPRESS Injectable Regenerative Tissue Matrix



Wright's **GRAFTJACKET® Regnerative Tissue Matrix** is intended for use in chronic skin wounds in the feet of diabetic patients or patients who suffer from venous stasis ulcers. GRAFTJACKET® matrix is made from donated human skin, which undergoes a process that allows the body to accept the matrix and reduces the rejection response.

The processing steps that yield the GRAFTJACKET® matrix sufficiently preserve the human dermal tissue, including its native protein, collagen structure, blood vessel channels, and essential biochemical composition, to allow cellular repopulation and revascularization through the body's natural healing process. This means that the body can use GRAFTJACKET® matrix as it repairs itself. ▲

Zandra had developed a large wound on the bottom of her right foot that was going to be a difficult ulcer to heal. Her doctors presented a new treatment option in **GRAFTJACKET® Regenerative Tissue Matrix**, an innovative graft material designed to repair challenging diabetic ulcers of the foot, that they felt could save her from needing an amputation. With just one application, Zandra's wound began the repair process. And, within four-six weeks, the ulcer was healed. ▶

"I was so nervous I would need an amputation to keep the infection from spreading to the rest of my body,
This last ulcer was the worst one I've had, but it closed the fastest."

— **Zandra**, recipient of GRAFTJACKET® Regenerative Matrix for diabetic foot ulcer treatment

sample images of **wound closure** *courtesy of Dennis Stoker, DPM*




JESUS
MY
BOSS
AMEN



Just Right.
for rotator cuff repair.
David underwent surgery for a massive rotator cuff tear. Since his shoulder was in such poor condition, GRAFTJACKET® Regenerative Tissue Matrix was used to help reinforce the surgical repair. David reports that the results of his surgery have been wonderful. Now, semi-retired, he is able to truly enjoy life. And, with his doctor's permission, he has even been able to return to his horsemanship activities without any trouble.
GRAFTJACKET® Regenerative Tissue Matrix
BIOTAPE XM™ Reinforcement Matrix
As an alternative to a human dermis regenerative matrix, Wright's BIOTAPE XM™ Reinforcement Matrix can add significant strength to a primary suture repair — an average of 70% greater strength for most repairs. The xenograft (non-human) material also provides a biologic scaffold that can be revascularized for the formation of new host tissue. Reinforcement with a material that adds strength while converting to host tissue can also offer the added benefit of reduced recovery time for patients — making it a powerful new treatment solution.
facing soft tissue surgery? we invite you to learn more at wmt.com/softtissue


MEISER'S
FEED
NORMAN, OK

"Ever since I woke up from surgery, I don't have pain (in my shoulder) any longer. Before surgery, I couldn't reach out and pick up a cup of coffee off the table. Life has changed."

— **David,** recipient of GRAFTJACKET® Regenerative Matrix for rotator cuff repair (shoulder surgery)



"When I first broke my wrist, initially a cast was put on my wrist but, after struggling with that for a week – ***I was ready for an alternative."***

— **Alison,** recipient of the MICRONAIL® Distal Radius Fixation Implant



"I've been extremely pleased. It could have been a permanent disability, but I'm doing great. A fast recovery really saved me."

— **Renee,** recipient of the MICRONAIL® Distal Radius Fixation Implant


HILFIGER
JEANS

Just Right.

for fast recovery from wrist fractures.

Wright's **MICRONAIL® Distal Radius Fixation Implant** resides completely inside Renee's wrist bone, implanted through a smaller incision compared to more conventional treatments. With less swelling, post-operative pain, and no painful friction associated with traditional fixation plates, Renee was able to return to work within four weeks of surgery and is able to do just about any activity she wishes to do. **"Most people don't know how physical cutting hair can be. There's a lot of wrist work involved,"** according to Renee.



MICRONAIL® Distal Radius Fixation Implant

Alison, a registered nurse for 25 years, was completely unaware of the latest treatment for wrist fractures until she broke hers.

Our **MICRONAIL® Distal Radius Fixation Implant** is designed to enable patients to utilize their wrist, post-operatively, in as little as one to two weeks, compared to the traditional immobilization time of eight to twelve weeks in a cast. In most cases, the minimally-invasive surgical technique used to implant the product can significantly reduce the scarring seen with plating. **"I am very pleased with the outcome,"** Alison reports. **"I experienced little pain and a very fast recovery."**

In cases of severe wrist trauma or arthritis, shortening, and repositioning of the forearm bones may be required to relieve pain or restore wrist function. For this specialized procedure, we offer the **RAYHACK® Wrist Reconstruction System.** With the addition of the RAYHACK® System, Wright now provides advanced solutions for effective treatment of a broad range of wrist disorders and injuries.



RAYHACK® Wrist Reconstruction System

INBONE™

Total Ankle Replacement



For years, patients with debilitating ankle pain due to arthritis or injury had little hope for a surgical treatment that could both relieve their discomfort and restore mobility.

But Wright's INBONE™ Total Ankle System does both.

By combining proven design elements of large joint implants with those tailored to the smaller anatomy of the ankle, the INBONE™ system provides a reliable and innovative ankle replacement option. A key feature of the system is the modular design of its tibial stem, which gives the surgeon the flexibility to choose the appropriate stem length for a patient during surgery.

This "customizing" feature can help ensure a better implant fit and a less invasive procedure for the patient. The INBONE™ Total Ankle System exemplifies the type of product innovation that has brought Wright to a leadership position in the foot and ankle specialty.

Just Right.

for total ankle replacement.

Surgeons once approached total ankle replacement with skepticism. The available systems were plagued with significant complications, prompting many surgeons to focus on ankle fusion for treatment of their patients' pain.

But our **INBONE™ Total Ankle System** incorporates a "next generation" design that effectively addresses these shortfalls. The system's modular stem design helps to ensure optimal implant sizing, while the unique in-situ assembly eliminates discomfort and complications resulting from soft tissue irritation caused by traditional plate-style systems. For patients, these features can mean less pain, faster recovery, and a confident return to their active lives.



INBONE™ Total Ankle Replacement Implant

George's job requires constant mobility and agility while climbing ladders. However, his arthritis became so severe that he could no longer walk without pain. He was afraid ankle fusion was his only option. However, his doctor told him about a new treatment option, Wright's **INBONE™ Total Ankle System**.

After undergoing ankle replacement surgery, George was back to work full time in just over eight weeks and he has not had any issues carrying on his daily activities.



"Compared to the state that my foot was in before my surgery; it's as if I have a whole new foot."

— **George,** recipient of the INBONE™ Total Ankle



"I can't believe how quickly I recovered.
And, I'm looking forward to enjoying a pain-free life."
— Dan, recipient of the CONSERVE® BFH® Hip through
Wright's PATH® Tissue-Preserving Technique



"The hip was incredible – I am stoked. I have surfed the great surf spots all over the world. I am immensely grateful."

— **Dan,** recipient of the CONSERVE® PLUS Resurfacing Implant during Wright's U.S. clinical trial for this product

The CONSERVE® PLUS implant is not available in the U.S.






"Before surgery, even approaching the witness stand to show exhibits was a chore. **After surgery, I was as good as new,** feeling like I was in my mid-20s again."
— **Kevin,** recipient of the CONSERVE® PLUS Resurfacing Implant during Wright's U.S. clinical trial for this product
The CONSERVE® PLUS implant is not available in the U.S.

Just Right.

for bone-conserving hip replacement.

Dan, 47, had always led an active lifestyle. So, when hip pain became more than he could take, he felt like all the things he loved to do – surfing, hiking, backpacking, climbing – would evaporate from his life, and he became depressed. He began researching the pros and cons of various hip surgeries. Through information gained from the Joint Replacement Institute in Los Angeles, he was drawn toward a clinical trial for hip resurfacing using Wright's **CONSERVE® PLUS Resurfacing Implant.** Now, after surgery, Dan says he is confident he will surf for another 20 years, and he credits his surgeon and Wright. "I am immensely grateful, because surfing will keep me alive and vibrant."



CONSERVE® PLUS Resurfacing Implant (not available in the U.S.)

As an alternative to traditional hip replacement, Wright's **CONSERVE® PLUS Resurfacing Implant** allows the painful area of the hip joint to be surgically treated while retaining as much healthy bone as possible.

The CONSERVE® PLUS system is part of the the largest U.S.-based clinical trial for resurfacing, involving more than 1,300 patients with clinical data in postoperative periods of up to eight years. For surgeons, our CONSERVE® PLUS system offers an innovative option for their active patients, allowing them to preserve precious bone, thus providing surgical options for further treatment down the road.

PROPHECY™

Pre-Operative Navigation Guides

Proper implant placement, alignment and sizing are critical to achieving optimal outcomes in total knee arthroplasty. That is why Wright's new PROPHECY™ Pre-Operative Navigation Guides are a key addition to our family of knee solutions.

The PROPHECY™ process uses advanced imaging technology to help surgeons plan precise implant sizing and alignment before they enter the operating room. Based on the pre-operative imaging of the patient's knee joint, custom surgical guides are produced for the procedure to help the surgeon place and align the knee implant with accuracy and confidence.

A better-aligned implant can reduce the incidence of later complications like implant loosening or increased wear. And because the PROPHECY™ process allows a surgeon to determine the appropriate implant size well in advance of a procedure, surgical steps and additional products related to sizing are eliminated from the surgery, leading to a more efficient use of time in the O.R.



Just Right.

for anatomically-accurate knee replacement.





PROPHECY™ Pre-Op Navigation Guides

ADVANCE STATURE® Knee Implant



PROPHECY™ Pre-Operative Navigation Guides allow a surgeon to accurately plan the most important details of a surgery – sizing and alignment – before entering the operating room. For a patient, this eliminates the use of invasive manual sizing instrumentation during surgery, which may reduce the risk of complications. In addition to a more efficient, bone-conserving procedure, a surgeon's customized planning with PROPHECY™ Pre-Operative Navigation Guides provides patients the confidence of an optimally-sized, naturally-aligned knee implant. ▲

Wright's **ADVANCE STATURE® Knee** components feature a tapered design to address the implant sizing needs for patients of both genders with a narrower knee anatomy or smaller skeletal frame.

Previous knee replacement options had a universal sizing approach. However, research has shown that knee replacements specialized to fit each patient add greater stability and mobility. Although women are generally smaller than men and may require smaller knee implants, patients of either gender may possess a physical stature that would benefit from a narrower implant design. ▶


"I couldn't walk more than half a block before surgery. Now I can't wait to start dancing again. And, it wouldn't have been possible without my doctor and my new knee."
— Margaret, recipient of the ADVANCE STATURE® Knee



"Cancer tore my world apart. But now, I feel like there's nothing I can't do."

— **Korina,** recipient of the GUARDIAN® Limb Salvage System



Just Right.

for patients facing bone cancer.

When diagnosed with osteosarcoma, Korina could not bear the possibility of amputation, which her doctor had warned her might be necessary. She traveled to St. Jude Children's Research Hospital, where she was offered an alternative to amputation – an internal prosthetic implant called the **GUARDIAN® Limb Salvage System.** Korina wanted nothing more than her own two legs, and was so pleased to have this option that she agreed to the surgery.

The GUARDIAN® system consists of a hinged knee that includes tibial and femoral assemblies and stems to attach the components to the bones. It is ideal for patients who have experienced severe bone loss. It is also an excellent choice for a child who has had a REPIPHYSIS® implant, once the child's bones have stopped growing.



GUARDIAN® Limb Salvage System



REPIPHYSIS® Expandable Implant

Wright's **REPIPHYSIS® Expandable Implant** is the first bone replacement that does not require additional surgeries to lengthen the implant as the child's healthy limb grows. Instead, when the healthy limb grows, a noninvasive, expansion procedure is performed to lengthen the prosthesis. The doctor places a magnetic field around the patient's limb to initiate the lengthening process and soften the plastic inside the REPIPHYSIS® implant, allowing the spring inside the device to expand.



"Bria can do almost everything her friends can do. She is amazing. In the face of tragedy, she inspires other children with cancer that there is hope for a future."

— **Carol, mother of Bria**, recipient of the REPIPHYSIS® Expandable Implant

Senior Management

Gary D. Henley
President & CEO

John K. Bakewell
EVP & CFO

Paul A. Arrendell
VP, Global Quality Systems

Lance A. Berry
VP & Corporate Controller

Frank S. Bono
SVP, Research & Development

Timothy E. Davis
VP, Business Development

Rhonda L. Fellows
SVP, Gvt Affairs & Reimbursement

William J. Flannery
VP, Logistics & Materials

William L. Griffin, Jr.
SVP, Global Operations

Cary P. Hagan
VP, OrthoRecon Marketing

Karen L. Harris
VP, Int'l Sales & Distribution

Jason P. Hood, JD
VP, General Counsel & Secretary

Kyle M. Joines
VP, Manufacturing

Joyce B. Jones
VP & Treasurer

Paul R. Kosters
President,
Europe, Middle East & Africa

Lisa L. Michels
VP & Chief Compliance
Officer

Alicia M. Napoli
VP, Clinical & Regulatory

William F. Scott
VP, Sales & Marketing Srvcs

Edward A. Steiger
VP, Human Resources

Eric A. Stookey
VP, North American Sales

John T. Treace
VP, Bio & Extremity Marketing


Gary D. Henley


John K. Bakewell


Paul A. Arrendell


Lance A. Berry


Frank S. Bono


Timothy E. Davis


Rhonda L. Fellows


William J. Flannery


William L. Griffin, Jr.


Cary P. Hagan


Karen L. Harris


Jason P. Hood, JD


Kyle M. Joines


Joyce B. Jones


Paul R. Kosters


Lisa L. Michels


Alicia M. Napoli


William F. Scott


Edward A. Steiger


Eric A. Stookey


John T. Treace

table of contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations (MD&A) describes the principal factors affecting the results of our operations, financial condition, and changes in financial condition, as well as our critical accounting estimates. MD&A is organized as follows:

This annual report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect management's current knowledge, assumptions, beliefs, estimates, and expectations and express management's current views of future performance, results, and trends and may be identified by their use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," and other similar terms. Forward-looking statements are contained in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this annual report. Actual results might differ materially from those described in the forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, including the factors discussed in our filings with the Securities and Exchange Commission (including those described in our Annual Report on Form 10-K for the year-ended December 31, 2008 within Item 1A), which could cause our actual results to materially differ from those described in the forward-looking statements. Although we believe that the forward-looking statements are accurate, there can be no assurance that any forward-looking statement will prove to be accurate. A forward-looking statement should not be regarded as a representation by us that the results described therein will be achieved. Readers should not place undue reliance on any forward-looking statement. The forward-looking statements are made as of the date of this annual report, and we assume no obligation to update any forward-looking statement after this date.

Executive Overview

Company Description. We are a global orthopaedic medical device company specializing in the design, manufacture and marketing of reconstructive joint devices and biologics products. Reconstructive joint devices are used to replace knee, hip and other joints that have deteriorated or have been damaged through disease or injury. Biologics are used to replace damaged or diseased bone, to stimulate bone growth and to provide other biological solutions for surgeons and their patients. Within these markets, we focus on the higher-growth sectors of the orthopaedic industry, such as advanced bearing surfaces, modular necks and bone conserving implants within the hip market, as well as on the integration of our biologics products into reconstructive joint procedures and other orthopaedic applications. We have been in business for over 50 years and have built a well-known and respected brand name and strong relationships with orthopaedic surgeons.

Our corporate headquarters and U.S. operations are located in Arlington, Tennessee, where we conduct research and development, manufacturing, warehousing and administrative activities. Outside the U.S., we have research, distribution and administrative facilities in Milan, Italy; distribution and administrative facilities in Amsterdam, the Netherlands; and sales and distribution offices in Canada, Japan and throughout Europe. We market our products in over 60 countries through a global distribution system that consists of a sales force of approximately 1,050 individuals who promote our products to orthopaedic surgeons and hospitals. At the end of 2008, we had approximately 380 sales associates and independent sales distributors in the U.S., and approximately 670 sales representatives internationally, who were employed through a combination of our stocking distribution partners and direct sales offices.

Principal Products. We primarily sell reconstructive joint devices and biologics products. Our reconstructive joint device sales are derived from three primary product lines: knees, hips and extremities. Our biologics sales encompass a broad portfolio of products designed to stimulate and augment the natural regenerative capabilities of the human body. We also sell orthopaedic products not considered to be part of our knee, hip, extremity or biologics product lines.

Our knee reconstruction products position us well in the areas of total knee reconstruction, revision replacement implants and limb preservation products. Our principal knee product is the ADVANCE® knee system.

Our hip joint reconstruction product portfolio provides offerings in the areas of bone-conserving implants, total hip reconstruction, revision replacement implants and limb preservation. Our hip joint products include the CONSERVE® family of products, the PROFEMUR® family of hip stems, the LINEAGE® acetabular system, the ANCA-FIT™ hip system, the PERFECTA® hip system and the DYNASTY™ acetabular cup system.

Our extremities product line includes products for both the foot and ankle and the upper extremity markets. Our principal foot and ankle portfolio includes the CHARLOTTE™ foot and ankle system, the DARCO® MFS, DARCO® MRS, and DARCO® FRS locked plating systems, the INBONE™ Total Ankle System, the INBONE™ Intra-osseous Fusion Rod and Plate System, and the SIDEKICK™ external fixation systems. Our upper extremity portfolio includes the MICRONAIL® intramedullary wrist fracture repair system, as well as the SWANSON line of finger and the ORTHOSPHERE® carpometacarpal implant for repair of the basal thumb joint.

Our biologics products focus on biological musculoskeletal repair and include synthetic and human tissue-based materials. Our principal biologics products include the GRAFTJACKET® line of soft tissue repair and containment membranes, the ALLOMATRIX® line of injectable tissue-based bone graft substitutes, the PRO-DENSE® injectable regenerative graft, the OSTEOSET® synthetic bone graft substitute, the MIIG® family of minimally invasive, injectable, synthetic bone grafts, and the CANCELLO-PURE™ wedge products.

Significant Business Developments. Net sales grew 20% in 2008, totaling $465.5 million, compared to $386.9 million in 2007. Our knee, hip, biologics and extremity product lines each contributed significantly to our performance in 2008, achieving 17%, 20%, 8% and 43% growth rates, respectively. Our net income increased to $3.2 million in 2008 from $1.0 million in 2007, as increased profitability from higher levels of sales and decreased restructuring charges were mostly offset by $7.6 million ($4.7 million net of taxes) of costs associated with the ongoing U.S. governmental inquiries, the write-off of $2.5 million of acquired in-process research and development charges and a tax provision of $12.8 million to adjust our valuation allowance, primarily for deferred tax assets associated with net operating losses in France.

In April 2008, we announced the acquisition of INBONE Technologies, Inc. (Inbone). Assets acquired include the INBONE™ Total Ankle System and the INBONE™ Intra-osseous Fusion Rod and Plate System. In June 2008, we announced the acquisition of the endoscopic soft tissue release products for the foot and ankle market of A.M. Surgical, Inc. In September 2008, we completed the acquisition of all assets associated with the RAYHACK® Osteotomy Systems for complex wrist reconstruction. Each of these acquisitions adds key products to our extremities business. See Note 3 to our consolidated financial statements contained in "Financial Statements and Supplementary Data" for further discussion of our acquisitions.

During 2008, we grew in all of our domestic product lines. Most significantly, our domestic extremity business experienced year-over-year growth totaling 47%, as a result of the continued success of our CHARLOTTE™ foot and ankle system and our DARCO® plating systems, as well as the product sales from our acquisitions noted above. We anticipate that growth within our domestic extremities business will continue to increase, as sales of our CHARLOTTE™, DARCO®, and INBONE™ products continue to increase and as we continue to expand our extremity product offerings.

Our international sales increased by 21% during 2008 as compared to 2007. This increase was driven by growth in substantially all of our major international markets. In addition, our 2008 international sales included a $7.9 million favorable currency impact compared to 2007.

Significant Industry Factors. Our industry is impacted by numerous competitive, regulatory and other significant factors. The growth of our business relies on our ability to continue to develop new products and innovative technologies, obtain regulatory clearance and compliance for our products, protect the proprietary technology of our products and our manufacturing processes, manufacture our products cost-effectively, respond to competitive pressures specific to each of our geographic markets, including our ability to enforce non-compete agreements and successfully market and distribute our products in a profitable manner. We, and the entire industry, are subject to extensive governmental regulation, primarily by the United States Food and Drug Administration (FDA). Failure to comply with regulatory requirements could have a material adverse effect on our business. Additionally, our industry is highly competitive and has recently experienced increased pricing pressures, specifically in the areas of reconstructive joints. We devote significant resources to assessing and analyzing competitive, regulatory and economic risks and opportunities.

In December 2007, we received a subpoena from the U.S. Attorney's Office for the District of New Jersey requesting certain documents related to consulting agreements with orthopaedic surgeons. This subpoena was served shortly after several of our knee and hip competitors agreed to resolutions with the U.S. Department of Justice (DOJ) after being subjects of investigation involving the same subject matter. We continue to cooperate fully with the investigation by the DOJ, and we anticipate that we may continue to incur significant expenses related to this inquiry.

In June 2008, we received a letter from the U.S. Securities and Exchange Commission (SEC) informing us that it is conducting an informal investigation regarding potential violations of the Foreign Corrupt Practices Act in the sale of medical devices in a number of foreign countries by companies in the medical device industry. We understand that several other medical device companies have received similar letters. We are cooperating fully with the SEC inquiry.

A detailed discussion of these and other factors is provided in our Annual Report on Form 10-K for the year ended December 31, 2008, within Item 1A.

Net Sales and Expense Components

Net sales. We derive our net sales primarily from the sale of reconstructive joint devices and biologics products. An overview of our principal product lines is provided in "MD&A - Executive Overview."

Cost of sales. Our cost of sales consists primarily of direct labor, allocated manufacturing overhead, raw materials and components, non-cash stock-based compensation, charges incurred for excess and obsolete inventories, royalty expenses associated with licensing technologies used in our products or processes and certain other period expenses.

Cost of sales - restructuring. These expenses primarily consist of in-process inventories in our Toulon, France, manufacturing facility that were written off, as well as other unfavorable manufacturing expenses in the Toulon facility that were expensed as period costs in accordance with Financial Accounting Standards Board (FASB) Statement No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4* (SFAS 151).

Selling, general and administrative. Our selling, general and administrative expenses consist primarily of salaries, sales commissions, royalty and consulting expenses associated with our medical advisors, marketing costs, facility costs, legal settlements and judgments and the related costs, non-cash stock-based compensation, other general business and administrative expenses and depreciation expense associated with reusable surgical instruments that are used to implant our products.

Research and development. Research and development expense includes costs associated with the design, development, testing, deployment, enhancement and regulatory approval of our products.

Amortization of intangible assets. Our intangible assets consist of purchased intangibles related to completed technology, distribution channels, trademarks, product licenses, customer relationships and non-compete agreements. We amortize intangible assets over periods ranging from one to 15 years.

Acquired in-process research and development. Acquired in-process research and development represents the fair value of acquired in-process research and development (IPRD) that had not yet reached technological feasibility and had no alternative future use.

Interest expense (income), net. Interest expense (income), net, consists primarily of income generated by our invested cash balances and investments in marketable securities, offset by interest expense on our convertible senior notes, borrowings outstanding under our previous senior credit facility, capital lease agreements and certain of our factoring agreements, as well as non-cash expenses associated with the amortization of deferred financing costs resulting from the origination of our current and previous senior credit facilities and the issuance of our convertible debt.

Provision for income taxes. We record provisions for income taxes on earnings generated by both our domestic and international operations. Historically, our effective tax rates have varied from our statutory tax rates primarily due to research and development credits, changes in estimates related to our valuation allowances recorded against our net deferred tax assets, and the recognition of non-cash, stock-based compensation expense, a significant portion of which may not be deductible under U.S. and foreign tax regulations.

Results of Operations

Comparison of the year ended December 31, 2008 to the year ended December 31, 2007

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2008		2007	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 465,547	100.0 %	$ 386,850	100.0 %
Cost of sales	134,377	28.9 %	108,407	28.0 %
Cost of sales - restructuring	-	-	2,139	0.6 %
Gross profit	331,170	71.1 %	276,304	71.4 %
Operating expenses:				
Selling, general and administrative	261,396	56.1 %	225,929	58.4 %
Research and development	33,292	7.2 %	28,405	7.3 %
Amortization of intangible assets	4,874	1.0 %	3,782	1.0 %
Restructuring charges	6,705	1.4 %	16,734	4.3 %
Acquired in-process research and development	2,490	0.5 %	-	-
Total operating expenses	308,757	66.3 %	274,850	71.0 %
Operating income	22,413	4.8 %	1,454	0.4 %
Interest expense (income), net	2,181	0.5 %	(1,252)	(0.3)%
Other (income) expense, net	(1,338)	(0.3)%	375	0.1 %
Income before income taxes	21,570	4.6 %	2,331	0.6 %
Provision for income taxes	18,373	3.9 %	1,370	0.4 %
Net income	$ 3,197	0.7 %	$ 961	0.2 %

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31, 2008	Year Ended December 31, 2007	% Change
Hip products	$ 160,788	$ 134,251	19.8 %
Knee products	119,895	102,334	17.2 %
Extremity products	88,890	62,302	42.7 %
Biologics products	82,399	76,029	8.4 %
Other	13,575	11,934	13.8 %
Total net sales	$ 465,547	$ 386,850	20.3 %

The following graphs illustrate our product line sales as a percentage of total net sales for the years ended December 31, 2008 and 2007:

2008



Extremity products 19.1%
Hip products 34.5%
Biologics products 17.7%
Other 2.9%
Knee products 25.8%

2007



Extremity products 16.1%
Hip products 34.7%
Biologics products 19.7%
Other 3.0%
Knee products 26.5%

Net sales. Our net sales growth in 2008 was attributable to the growth in each of our primary product lines, led by our extremities product line, which increased by 43% over 2007. Geographically, our domestic net sales totaled $282.1 million in 2008 and $235.7 million in 2007, representing approximately 61% of total net sales in each year and a 20% increase over 2007. Our international net sales totaled $183.5 million in 2008, a 21% increase as compared to net sales of $151.1 million in 2007. Our 2008 international net sales included a favorable foreign currency impact of approximately $7.9 million when compared to 2007 net sales, principally resulting from the 2008 performance of the Japanese yen and the euro against the U.S. dollar. The remaining increase in international sales is attributable to continued growth in Asia and our European markets, primarily within our hip and knee product lines.

Our hip product sales totaled $160.8 million in 2008, representing a 20% increase over 2007, driven by increased sales of our PROFEMUR® hip system, our CONSERVE® family of products, our DYNASTY® acetabular cup system and sales of revision hip stems introduced in the second quarter of 2008. Domestic hip sales increased 9% over 2007 due to increased unit sales, which were partially offset by declines in average selling price. Our international hip business increased by 21% over 2007 due to growth in almost all international markets, most notably in Japan where hip sales increased 50%. Our international hip sales include a $5.1 million favorable currency impact compared to 2007.

Sales of our knee products totaled $119.9 million in 2008, representing growth of 17% over 2007. Year-over-year growth in our ADVANCE® knee systems in both our international and domestic markets, which totaled 23% and 15%, respectively, was partially offset by declines across our other, more mature knee product offerings. Our domestic sales increase was driven primarily by increased unit sales. Our international knee sales include a $2.0 million favorable currency impact compared to 2007.

Our extremity product sales increased to $88.9 million in 2008, representing growth of 43% over 2007. Our domestic extremity product sales increased 47%, primarily resulting from the continued success of our CHARLOTTE™ foot and ankle system and sales of our DARCO® plating systems, as well as sales of our INBONE™ products acquired during the second quarter 2008. Our international extremity product sales growth of 29% was primarily attributable to increased sales of our DARCO® plating systems.

Net sales of our biologics products totaled $82.4 million in 2008, which represents an 8% increase over 2007. In the U.S., biologics sales increased by 16% due to increased sales of our PRO-DENSE® injectable regenerative graft, our GRAFTJACKET® tissue repair and containment membranes and our CANCELLO-PURE™ wedge products. In our international markets, we noted a decline in biologics sales, primarily due to the August 2007 disposition of our Adcon®-Gel related assets and decreased biologics sales to our stocking distributor in Turkey.

Cost of sales. In 2008, our cost of sales as a percentage of net sales increased from 28.0% in 2007 to 28.9 % in 2008. This increase is primarily attributable to unfavorable shifts in our geographic and product line sales mix and increased raw material and other manufacturing costs, which were partially offset by lower levels of non-cash, stock-based compensation expense. Our cost of sales included 0.3 percentage points and 0.5 percentage points of non-cash, stock-based compensation expense in 2008 and 2007, respectively. Our cost of sales and corresponding gross profit percentages can be expected to fluctuate in future periods depending upon changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses and levels of production volume.

Cost of sales - restructuring In 2007, we recorded $2.1 million, 0.6% of net sales, of charges associated with the closure of our manufacturing facility in Toulon, France for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity which were expensed as period costs in accordance with SFAS 151.

Selling, general and administrative. Our selling, general and administrative expenses as a percentage of net sales totaled 56.1% in 2008, a 2.3 percentage point decrease from 58.4% in 2007. Approximately $10.6 million and $12.1 million of non-cash, stock-based compensation expense was recognized in 2008 and 2007, respectively, representing 2.3% and 3.1% of net sales in each of the years, respectively. Additionally, our 2008 selling, general and administrative expenses include approximately $7.6 million (1.6% of net sales) of costs, primarily legal fees, associated with the U.S. government inquiries. The decrease in selling, general and administrative expenses as a percentage of sales was driven by lower levels of expenses due to our restructuring efforts in Toulon, France, lower levels of professional fees, and decreased stock-based compensation, as well as the leveraging of fixed administrative expenses, all of which were partially offset by costs associated with the U.S. government inquiries.

We anticipate that our selling, general and administrative expenses will increase in absolute dollars to the extent that additional growth in net sales results in increases in sales commissions and royalty expense associated with those sales and requires us to expand our infrastructure. Further, in the near term, we anticipate that these expenses may increase as a percentage of net sales as we make strategic investments in order to grow our business and as we continue to incur expenses associated with the U.S. government inquiries, which we believe will continue to be significant.

Research and development. Our investment in research and development activities represented 7.2% of net sales in 2008, as compared to 7.3% in 2007. Non-cash, stock-based compensation expense of $1.6 million, 0.3% of net sales, was recorded in 2008 compared to $2.4 million, 0.6% of net sales, recorded in 2007. This decrease in stock-based compensation was mostly offset by increased investments in product development.

We anticipate that our research and development expenditures may increase as a percentage of net sales and will increase in absolute dollars as we continue to increase our investment in product development initiatives and clinical studies to support regulatory approvals and provide expanded proof of the efficacy of our products.

Amortization of intangible assets. Charges associated with amortization of intangible assets totaled $4.9 million in 2008, as compared to $3.8 million in 2007. The increase is attributable to amortization for intangible assets associated with our 2008 and 2007 acquisitions. Based on the intangible assets held at December 31, 2008, we expect to amortize approximately $4.8 million in 2009, $2.3 million in 2010, $2.2 million in 2011, $2.1 million in 2012 and $1.8 million in 2013.

Acquired In-Process Research and Development. Upon consummation of our Inbone acquisition, we immediately recognized as expense $2.5 million in costs representing the estimated fair value of acquired IPRD that had not yet reached technological feasibility and had no alternative future use.

The fair value was determined by estimating the costs to develop the acquired IPRD into commercially viable products, estimating the resulting net cash flows from this project and discounting the net cash flows back to their present values. The resulting net cash flows from the project were based on our management's best estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs and income taxes from the project. A summary of the estimates used to calculate the net cash flows for the project is as follows:

Project	Year net cash in-flows expected to begin	Discount rate including factor to account for uncertainty of success	Acquired IPRD
INBONE™ Calcaneal Stem Implant	2009	18%	$ 2,490,000

The INBONE™ Calcaneal Stem implant (Calcaneal Stem) is an implant device designed to attach on the INBONE™ Talar Dome and achieve bone implant stability by engaging the inside of the talar bone spanning into the calcaneal bone after the two bones have been stabilized together. We expect this device to bring increased sales to the existing INBONE™ Total Ankle System. The product is complete, but it has not yet received all the necessary FDA clearances to bring the product into a commercially viable product. Prior to the acquisition, Inbone filed a 510(k) premarket notification for the Calcaneal Stem and had received questions from the FDA. Subsequent to the acquisition, we received additional questions. We are currently working on a new submission that will address these questions and anticipate that we will obtain FDA clearance no sooner than the end of 2009. We currently do not expect to be required to provide additional testing to support this strategy, but do expect to pay an immaterial amount of review fees.

We are continuously monitoring our research and development projects. We believe that the assumptions used in the valuation of acquired IPRD represent a reasonably reliable estimate of the future benefits attributable to the acquired IPRD. No assurance can be given that actual results will not deviate from those assumptions in future periods.

Interest expense (income), net. Interest expense (income), net, consists of interest expense of $7.0 million and $1.8 million in 2008 and 2007, respectively, primarily from borrowings under our convertible debt issued in November 2007, our capital lease agreements, and certain of our factoring agreements. This was partially offset by interest income of $4.8 million and $3.1 million during 2008 and 2007, respectively, generated by our invested cash balances and investments in marketable securities.

The amounts of interest income we realize in 2009 and beyond are subject to variability, dependent upon both the rate of invested returns we realize and the amount of excess cash balances on hand.

Other expense (income), net. Other (income) expense, net, totaled $1.3 million of income during 2008 compared to $375,000 of expense during 2007. In 2008, $900,000 of a deferred gain associated with the 2007 disposition of our Adcon®-Gel assets was recognized and included in other income.

Provision for income taxes. We recorded tax provisions of $18.4 million and $1.4 million in 2008 and 2007, respectively. Our effective tax rate for 2008 and 2007 was 85.2% and 58.8%, respectively. In 2008, we recognized a tax provision of $12.8 million to adjust our valuation allowance, primarily to record a valuation allowance against all of our remaining deferred tax assets associated with net operating losses in France, which increased our effective tax rate by 59 percentage points.

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2007		2006	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 386,850	100.0 %	$ 338,938	100.0 %
Cost of sales	108,407	28.0 %	97,234	28.7 %
Cost of sales - restructuring	2,139	0.6 %	-	-
Gross profit	276,304	71.4 %	241,704	71.3 %
Operating expenses:				
Selling, general and administrative	225,929	58.4 %	192,573	56.8 %
Research and development	28,405	7.3 %	25,551	7.5 %
Amortization of intangible assets	3,782	1.0 %	4,149	1.2 %
Restructuring charges	16,734	4.3 %	-	-
Total operating expenses	274,850	71.0 %	222,273	65.6 %
Operating income	1,454	0.4 %	19,431	5.7 %
Interest income, net	(1,252)	(0.3)%	(1,127)	(0.3)%
Other expense (income), net	375	0.1 %	(1,643)	(0.5)%
Income before income taxes	2,331	0.6 %	22,201	6.6 %
Provision for income taxes	1,370	0.4 %	7,790	2.3 %
Net income	$ 961	0.2 %	$ 14,411	4.3 %

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31, 2007	Year Ended December 31, 2006	% Change
Hip products	$ 134,251	$ 122,073	10.0 %
Knee products	102,334	94,079	8.8 %
Extremity products	62,302	45,044	38.3 %
Biologics products	76,029	65,455	16.2 %
Other	11,934	12,287	(2.9)%
Total net sales	$ 386,850	$ 338,938	14.1 %

The following graphs illustrate our product line sales as a percentage of total net sales for the years ended December 31, 2007 and 2006:


2007
Extremity products 16.1%
Hip products 34.7%
Biologics products 19.7%
Other 3.0%
Knee products 26.5%


2006
Extremity products 13.3%
Hip products 36.0%
Biologics products 19.3%
Other 3.6%
Knee products 27.8%

Net sales. Our net sales growth in 2007 was primarily attributable to growth in each of our primary product lines, led by our extremities product line, which increased by 38% over 2006. Geographically, our domestic net sales totaled $235.7 million in 2007 and $211.0 million in 2006, representing approximately 61% and 62% of total net sales in each year, respectively, and an increase of 12% over 2006. Our international net sales totaled $151.1 million in 2007, an 18% increase as compared to net sales of $127.9 million in 2006. Our 2007 international net sales included a favorable foreign currency impact of approximately $6.1 million when compared to 2006 net sales, principally resulting from the 2007 performance of the euro against the U.S. dollar. The remaining increase in international sales is attributable to continued growth in Asia and certain European markets, which were partially offset by declines in France and Italy.

From a product line perspective, our net sales growth for 2007 was attributable to increases in sales across all four of our principal product lines. For 2007, we experienced growth of 38%, 16%, 10% and 9% in our extremity, biologics, hip and knee product lines, respectively. During 2007, our extremity sales growth was attributable primarily to the continued success of our CHARLOTTE™ foot and ankle system and sales of our DARCO® plating systems, which were acquired in April 2007. The growth of our biologics business in 2007 was primarily attributable to our GRAFTJACKET® tissue repair and containment membranes and sales of our PRO-DENSE® injectable regenerative graft launched during the third quarter of 2007. The increase in our hip product sales is primarily the result of international growth of 18%, led by sales in our Asian markets. Sales of our knee products increased in 2007 compared to the prior year as a result of growth in our ADVANCE® knee systems in both our international and domestic markets.

Cost of sales. Our cost of sales as a percentage of net sales decreased from 28.7% in 2006 to 28.0% in 2007. This decrease was attributable to manufacturing efficiencies in 2007, which were partially offset by unfavorable shifts in our sales mix. Cost of sales in 2007 and 2006 included approximately 0.5 and 0.3 percentage points of non-cash, stock-based compensation expense, respectively. Additionally, our 2007 cost of sales included 0.1 percentage points of non-cash inventory step-up amortization associated with our 2007 acquisitions.

Cost of sales - restructuring. In 2007, we recorded $2.1 million, 0.6% of net sales, of charges associated with the closure of our manufacturing facility in Toulon, France for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity which were expensed as period costs in accordance with SFAS 151.

Operating expenses. Our total operating expenses increased, as a percentage of net sales, by 5.4 percentage points to 71.0% in 2007. Operating expenses include selling, general and administrative expenses, research and development expenses, amortization of intangibles and restructuring charges. The increase in operating expenses was attributed primarily to the recognition of $16.7 million of restructuring charges and charges associated with an unfavorable arbitration ruling related to a dispute with a former consultant. Further contributing to this increase was increased investments in sales and marketing activities, higher levels of cash incentive compensation, expenses associated with our 2007 acquisitions and increased depreciation expense.

Provision for income taxes. Our effective tax rate for 2007 and 2006 was 58.8% and 35.1%, respectively. Our 2006 effective tax rate includes a $1.1 million benefit that was realized upon the resolution of certain foreign tax matters.

Seasonal Nature of Business

We traditionally experience lower sales volumes in the third quarter than throughout the rest of the year as many of our products are used in elective procedures, which generally decline during the summer months, typically resulting in selling, general and administrative expenses and research and development expenses as a percentage of sales that are higher than throughout the rest of the year. In addition, our first quarter selling, general and administrative expenses include additional expenses that we incur in connection with the annual meeting held by the American Academy of Orthopaedic Surgeons. This meeting, which is the largest orthopaedic meeting in the world, features the presentation of scientific papers and instructional courses for orthopaedic surgeons. During this three-day event, we display our most recent and innovative products to these surgeons.

Restructuring

In June 2007, we announced our plans to close our facilities in Toulon, France. This announcement came after a thorough evaluation in which we determined that we had excess manufacturing capacity and redundant distribution and administrative resources that would be best eliminated through the closure of this facility. The majority of our restructuring activities were complete by the end of 2007, resulting in production now being conducted solely in our existing manufacturing facility in Arlington, Tennessee and the distribution activities being carried out from Arlington, Tennessee and from our European headquarters in Amsterdam, the Netherlands. We have estimated that total pre-tax restructuring charges will be approximately $28 million to $32 million, of which we have recognized $25.6 million through December 31, 2008. We have realized, and we believe that we will continue to see, the benefits from this restructuring within selling, general and administrative expenses and within cost of sales in 2009. See Note 16 to our consolidated financial statements in *"Financial Statements and Supplementary Data"* for further discussion of our restructuring charges.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, certain liquidity measures (in thousands):

	As of December 31,	
	2008	**2007**
Cash and cash equivalents	$ 87,865	$ 229,026
Short-term marketable securities	57,614	15,535
Working capital	401,406	417,817
Line of credit availability	100,000	97,100

During the first quarter of 2008, we liquidated our investments in auction rate securities into cash equivalents. During the remainder of the 2008, we invested approximately $57 million into treasury bills, government bonds, agency bonds and certificates of deposit with maturities of less than 12 months. We have classified these marketable securities as available-for-sale.

Operating Activities. Cash used in operating activities totaled $3.6 million in 2008, as compared to cash provided by operating activities of $24.4 million in 2007 and $30.0 million in 2006. In 2008 compared to 2007, increased profitability was offset by changes in working capital. Accounts receivable increased due to higher levels of sales in international markets that typically have longer collection terms. Inventories increased due to recent acquisitions and distribution agreements, and to support higher levels of sales. Finally, in 2007, our accrued expenses increased significantly, primarily associated with restructuring charges.

The decrease in cash provided by operating activities in 2007, compared to 2006, is primarily attributable to lower levels of profitability in the year due to restructuring charges, which was partially offset by changes in working capital.

Investing Activities. Our capital expenditures totaled $61.9 million in 2008, $35.0 million in 2007 and $29.6 million in 2006. The increase in 2008 compared to 2007 is attributable to $16.9 million of expenditures related to the expansion of our Arlington, Tennessee facilities as well as increased investments in surgical instrumentation. Our industry is capital intensive, particularly as it relates to surgical instrumentation. Historically, our capital expenditures have consisted principally of purchased manufacturing equipment, research and testing equipment, computer systems, office furniture and equipment and surgical instruments. We expect to incur capital expenditures of approximately $42 million in 2009 for routine capital expenditures, as well as approximately $3 million for the planned expansion of facilities in Arlington, Tennessee.

We invested $32.3 million in acquisitions of businesses and intellectual property during 2008. We are continuously evaluating opportunities to purchase technology and other forms of intellectual property and are, therefore, unable to predict the likelihood or timing of future purchases, if any.

Financing Activities. During 2008, proceeds of $12.0 million were generated from the issuance of common stock upon exercise of stock options granted under our stock-based compensation plans. These proceeds were offset by $285,000 in principal payments related to our long-term capital lease obligations. In addition, our operating subsidiary in Italy continues to factor portions of its accounts receivable balances under factoring agreements, which are considered financing transactions for financial reporting. The cash proceeds received from these factoring agreements, net of the amount of factored receivables collected, are reflected as cash flows from financing activities in our consolidated statements of cash flows. The proceeds received under these agreements in 2008, 2007 and 2006 totaled $6.6 million, $3.6 million and $5.6 million, respectively. These proceeds were offset by payments for factored receivables collected of $7.0 million, $7.1 million and $5.7 million in 2008, 2007 and 2006, respectively. We recorded obligations of $54,000 and $674,000 for the amount of receivables factored under these agreements as of December 31, 2008 and 2007, respectively, which are included within "Accrued expenses and other current liabilities" in our consolidated balance sheet.

In 2009, we will make continued payments under our long-term capital leases, including interest, of $136,000 and we will make scheduled interest payments under our convertible senior notes of $5.3 million.

On December 31, 2008, our revolving credit facility had availability of $100 million, which can be increased by up to an additional $50 million at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the credit facility. Borrowings under the credit facility will bear interest at the sum of an annual base rate plus an applicable annual rate that ranges from 0% to 1.75% depending on the type of loan and our consolidated leverage ratio, with a current annual base rate of 3.25%. The term of the credit facility extends through June 30, 2011.

During 2007, we issued $200 million of Convertible Senior Notes due 2014, which generated net proceeds of $193.5 million. The notes require us to pay interest semiannually at an annual rate of 2.625%. The notes are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the notes, which represents a conversion price of $32.65 per share. We will make scheduled interest payments in 2009 related to the notes totaling $5.3 million.

Contractual Cash Obligations. At December 31, 2008, we had contractual cash obligations and commercial commitments as follows (in thousands):

	Payments Due by Periods				
	Total	**2009**	**2010 - 2011**	**2012 - 2013**	**After 2013**
Amounts reflected in balance sheet:					
Capital lease obligations[1]	$ 277	$ 136	$ 132	$ 9	$ -
Convertible senior notes[2]	200,000	-	-	-	200,000
Contingent consideration	3,675	2,000	1,675	-	-
Amounts not reflected in balance sheet:					
Operating leases	18,254	8,377	8,418	1,012	447
Interest on convertible senior notes[3]	31,063	5,250	10,500	10,500	4,813
Purchase obligations	7,629	2,543	5,086	-	-
Royalty and consulting agreements	4,396	815	1,146	1,091	1,344
Total contractual cash obligations	$ 265,294	$ 19,121	$ 26,957	$ 12,612	$ 206,604

(1) Payments include amounts representing interest.

(2) Represents long-term debt payment provided holders of the Convertible Senior Notes due 2014 do not exercise the option to convert each $1,000 note into 30.6279 shares of our common stock. Our convertible senior notes are discussed further in Note 9 to our consolidated financial statements contained in the "Financial Statements and Supplementary Data."

(3) Represents interest on Convertible Senior Notes due 2014 payable semiannually with an annual interest rate of 2.625%.

(4) The amounts reflected in the table above for capital lease obligations represent future minimum lease payments under our capital lease agreements, which are primarily for certain property and equipment. The present value of the minimum lease payments are recorded in our balance sheet at December 31, 2008. The minimum lease payments related to these leases are discussed further in Note 9 to our consolidated financial statements contained in *"Financial Statements and Supplementary Data."*

The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases primarily for certain equipment and office space. Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2008. These future payments are subject to foreign currency exchange rate risk. In accordance with accounting principles generally accepted in the U.S., our operating leases are not recognized in our consolidated balance sheet; however, the minimum lease payments related to these agreements are disclosed in Note 17 to our consolidated financial statements contained in *"Financial Statements and Supplementary Data."*

Our purchase obligations reflected in the table above consist of minimum purchase obligations related to certain supply agreements. The royalty and consulting agreements in the above table represent minimum payments under non-cancelable contracts with consultants that are contingent upon future services. Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2008. These future payments are subject to foreign currency exchange rate risk. Our purchase obligations and royalty and consulting agreements are disclosed in Note 17 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

Our contingent consideration obligations reflected in the table above consist of minimum guaranteed payments related to our Inbone acquisition. Additionally, cash payments of up to $15 million may be made related to this and certain other of our acquisitions based upon future financial and operational performance of the acquired assets.

In addition to the contractual cash obligations discussed above, all of our domestic sales and a portion of our international sales are subject to commissions based on net sales. A substantial portion of our global sales are subject to other royalties earned based on product sales.

Additionally, as of December 31, 2008, we had $1.8 million of unrecognized tax benefits recorded within "Other liabilities" on our consolidated balance sheet. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. We are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. In addition, certain of these matters may not require cash settlement due to the existence of net operating loss carryforwards. Therefore, our unrecognized tax benefits are not included in the table above. See Note 11 to our consolidated financial statements contained in "Financial Statements and Supplementary Data."

Other Liquidity Information. We have funded our cash needs since 2000 through various equity and debt issuances and through cash flow from operations. In 2001, we completed our IPO of 7,500,000 shares of common stock, which generated $84.8 million in net proceeds. In 2002, we completed a secondary offering of 3,450,000 shares of common stock, which generated $49.5 million in net proceeds. In 2007, we issued $200 million of Convertible Senior Notes due 2014, which generated net proceeds totaling $193.5 million.

Although it is difficult for us to predict our future liquidity requirements, we believe that our current cash balance of approximately $87.9 million, our marketable securities balance of $57.6 million and our existing available credit line of $100.0 million will be sufficient for the foreseeable future to fund our working capital requirements and operations, permit anticipated capital expenditures in 2009 of approximately $45 million and meet our contractual cash obligations in 2009.

Critical Accounting Estimates

All of our significant accounting policies and estimates are described in Note 2 to our consolidated financial statements contained in "Financial Statements and Supplementary Data." However, certain of our more critical accounting estimates require the application of significant judgment by management in selecting the appropriate assumptions in determining the estimate. By their nature, these judgments are subject to an inherent degree of uncertainty. We develop these judgments based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in the financial statements for all periods presented. Our management has discussed the development, selection and disclosure of our most critical financial estimates with the audit committee of our board of directors and with our independent auditors. The judgments about those financial estimates are based on information available as of the date of the financial statements. Those financial estimates include:

Revenue recognition. Our revenues are primarily generated through two types of customers, hospitals and surgery centers, and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are sold through a network of employee and independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We record revenues from sales to hospitals and surgery centers when they take title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors at the time the product is shipped to the distributor. Our stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay us within specified terms regardless of when, if ever, they sell the products. In general, our distributors do not have any rights of return or exchange; however, in limited situations we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $172,000 and $252,000 of sales related to these types of agreements were deferred and not yet recognized as revenue as of December 31, 2008 and 2007, respectively.

We must make estimates of potential future product returns related to current period product revenue. To do so, we analyze our historical experience related to product returns when evaluating the adequacy of the allowance for sales returns. Judgment must be used and estimates made in connection with establishing the allowance for product returns in any accounting period. Our allowances for product returns of approximately $490,000 and $560,000 are included as a reduction of accounts receivable at December 31, 2008 and 2007, respectively. Should actual future returns vary significantly from our historical averages, our operating results could be affected.

Allowances for doubtful accounts. We experience credit losses on our accounts receivable and accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, we analyze our accounts receivable, historical bad debt experience, customer concentrations, customer creditworthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international stocking distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continuous collection efforts.

We believe that the amount included in our allowance for doubtful accounts has been a historically accurate estimate of the amount of accounts receivable that are ultimately not collected. While we believe that our allowance for doubtful accounts is adequate, the financial condition of our customers and the geo-political factors that impact reimbursement under individual countries' healthcare systems can change rapidly and as such, additional allowances may be required in future periods. Our accounts receivable balance was $102.0 million and $83.8 million, net of allowances for doubtful accounts of $4.0 million and $5.2 million, at December 31, 2008 and 2007, respectively.

Excess and obsolete inventories. We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory on a first-in, first-out (FIFO) basis or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our forecast of product demand and production requirements for the next twenty-four months. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, our industry is characterized by regular new product development that could result in an increase in the amount of obsolete inventory quantities on hand due to cannibalization of existing products. Also, our estimates of future product demand may prove to be inaccurate in which case we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of goods sold at the time of such determination. Regardless of changes in our estimates of future product demand, we do not increase the value of our inventory above its adjusted cost basis. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, significant unanticipated decreases in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Charges incurred for excess and obsolete inventory were $8.7 million, $6.6 million and $6.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Additionally, in 2007, we recorded charges of $2.1 million associated with the closure of our manufacturing facility in Toulon, France, for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity.

Goodwill and long-lived assets. We have approximately $49.7 million of goodwill recorded as a result of the acquisition of businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest that impairment exists. Based on our single business approach to decision-making, planning and resource allocation, we have determined that we have only one reporting unit for purposes of evaluating goodwill for impairment. The annual evaluation of goodwill impairment may require the use of estimates and assumptions to determine the fair value of our reporting unit using projections of future cash flows. We performed our annual impairment test during the fourth quarter of 2008 and determined that the fair value of our reporting unit exceeded its carrying value and, therefore, no impairment charge was necessary.

Our business is capital intensive, particularly as it relates to surgical instrumentation. We depreciate our property, plant and equipment and amortize our intangible assets based upon our estimate of the respective asset's useful life. Our estimate of the useful life of an asset requires us to make judgments about future events, such as product life cycles, new product development, product cannibalization and technological obsolescence, as well as other competitive factors beyond our control. We account for the impairment of long-lived assets in accordance with the Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Accordingly, we evaluate impairments of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If we determine that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, should we determine that an asset has been impaired, an adjustment would be charged to income based on the asset's fair market value, or discounted cash flows if the fair market value is not readily determinable, reducing income in that period.

In 2007, we recognized an impairment charge of $3.2 million for our property, plant and equipment at our Toulon, France facilities. This impairment charge consisted of the write-down of assets held for sale to their estimated selling price less costs to sell, as well as the abandonment of the remaining assets that are no longer in use.

Product liability claims and other litigation. Periodically, claims arise involving the use of our products. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss has been developed. We have recorded at least the minimum estimated liability related to those claims where a range of loss has been established. As additional information becomes available, we reassess the estimated liability related to our pending claims and make revisions as necessary. Future revisions in our estimates of the liability could materially impact our results of operation and financial position. We maintain insurance coverage that limits the severity of any single claim as well as total amounts incurred per policy year, and we believe our insurance coverage is adequate. We use the best information available to us in determining the level of accrued product liabilities and we believe our accruals are adequate. Our accrual for product liability claims was approximately $310,000 and $610,000 at December 31, 2008 and 2007, respectively.

We are also involved in legal proceedings involving contract, patent protection and other matters. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss can be developed.

Accounting for income taxes. Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Realization of deferred tax assets in each taxable jurisdiction is dependent on our ability to generate future taxable income sufficient to realize the benefits. Management evaluates deferred tax assets on an ongoing basis and provides valuation allowances to reduce net deferred tax assets to the amount that is more likely than not to be realized.

Our valuation allowance balances totaled $18.5 million and $6.0 million as of December 31, 2008 and 2007, respectively, due to uncertainties related to our ability to realize, before expiration, some of our deferred tax assets for both U.S. and foreign income tax purposes. These deferred tax assets primarily consist of the carryforward of certain tax basis net operating losses and general business tax credits. During the year ended December 31, 2008, we recognized a tax provision of $12.8 million to adjust our valuation allowance, primarily to record a valuation allowance against all of our remaining deferred tax assets associated with net operating losses in France.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), effective January 1, 2007, which requires that the tax effects of an income tax position to be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date. As a multinational corporation, we are subject to taxation in many jurisdictions and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit in the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. Our liability for unrecognized tax benefits totaled $1.8 million and $6.2 million as of December 31, 2008 and 2007, respectively. See Note 11 to our consolidated financial statements contained in *"Financial Statements and Supplementary Data"* for further discussion of our unrecognized tax benefits.

We operate within numerous taxing jurisdictions. We are subject to regulatory review or audit in virtually all of those jurisdictions and those reviews and audits may require extended periods of time to resolve. Management makes use of all available information and makes reasoned judgments regarding matters requiring interpretation in establishing tax expense, liabilities and reserves. We believe adequate provisions exist for income taxes for all periods and jurisdictions subject to review or audit.

Stock-Based Compensation. We calculate the grant date fair value of non-vested shares as the closing sales price on the trading day immediately prior to the grant date. We use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares. The determination of the fair value of these stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate.

We estimate the expected life of options by calculating the average of the vesting period and the contractual term of the option, as allowed by SEC Staff Accounting Bulletin No. 107. We estimate the expected stock price volatility based upon historical volatility of our common stock. The risk-free interest rate is determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants and employee stock purchase plan shares. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There is not currently a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models.

We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based awards are amortized on a straight-line basis over their respective requisite service periods, which are generally the vesting periods.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

See Note 14 to our consolidated financial statements contained in *"Financial Statements and Supplementary Data"* for further information regarding our stock-based compensation disclosures.

Purchase Accounting. We account for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The amount of the purchase price allocated to intangible assets is determined by estimating the future cash flows associated with the asset and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with standard valuation methods. The estimates of future cash flows include forecasted revenues, which are inherently difficult to predict. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including profit margins, long-term forecasts of the amounts and timing of overall market growth and our percentage of that market, discount rates and terminal growth rates.

Effective January 1, 2009, we adopted the provisions of SFAS No. 141R, *Business Combinations* (SFAS 141R), which significantly changes the accounting for acquired businesses. More assets and liabilities will be measured at their acquisition date fair values. Legal fees and other transaction-related costs will be expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition.

Restructuring Charges. We evaluate impairment issues for long-lived assets under the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* We record severance-related expenses once they are both probable and estimable in accordance with the provisions of SFAS No. 112, *Employer's Accounting for Post-Employment Benefits*, for severance provided under an ongoing benefit arrangement. One-time termination benefit arrangements and other costs associated with exit activities are accounted for under the provisions of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* We have estimated the expense for our restructuring initiative by accumulating detailed estimates of costs, including the estimated costs of employee severance and related termination benefits, impairment of property, plant and equipment, contract termination payments for leases and any other qualifying exit costs. Such costs represent management's best estimates, which are evaluated periodically to determine if an adjustment is required.

Impact of Recently Issued Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures regarding how an entity uses derivative instruments, how the derivative instruments and related hedge items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), as amended, and how the derivatives affect an entity's financial position, financial performance, and cash flows. The provisions of SFAS 161 are effective for the year ending December 31, 2009. We are currently evaluating the impact of the provisions of SFAS 161.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). This standard identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for non-governmental entities. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The adoption of SFAS 162 is not expected to have a material impact on our consolidated financial position, results of operations, or cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, and in February 2008, the FASB amended SFAS No. 157 by issuing FASB Staff Position FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, and FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* (collectively, SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, except those relating to lease classification, and accordingly does not require any new fair value measurements. SFAS 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for non-financial assets and liabilities in fiscal years beginning after November 15, 2008. We adopted SFAS 157 for financial assets and liabilities in the first quarter of fiscal 2008 with no material impact to our consolidated financial statements. We are currently evaluating the impact the application of SFAS 157 will have on our consolidated financial statements as it relates to our non-financial assets and liabilities.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS 141R) and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51* (SFAS 160). SFAS 141R and SFAS 160 significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests. Under SFAS 141R, an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition date fair value. In addition, SFAS 141R includes a substantial number of additional disclosure requirements. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. We will apply the provisions of SFAS 141R and SFAS 160 prospectively effective January 1, 2009.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk arises principally from the interest rates associated with our invested cash balances. On December 31, 2008, we had short term cash investments and marketable securities totaling approximately $112 million. Based on this level of investment, a decrease of 0.25% in interest rates would have a negative annual impact of $281,000 to our interest income. We currently do not hedge our exposure to interest rate fluctuations, but may do so in the future.

Foreign Currency Exchange Rate Fluctuations

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect our financial results. Approximately 28% of our total net sales were denominated in foreign currencies during each of the years ended December 31, 2008 and 2007, and we expect that foreign currencies will continue to represent a similarly significant percentage of our net sales in the future. Cost of sales related to these sales are primarily denominated in U.S. dollars; however, operating costs related to these sales are largely denominated in the same respective currencies, thereby partially limiting our transaction risk exposure. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices not being competitive in a market where business is transacted in the local currency.

A substantial majority of our sales denominated in foreign currencies are derived from EU countries, which are denominated in the euro, from Japan, which are denominated in the Japanese yen and from the United Kingdom, which are denominated in the British pound. Additionally, we have significant intercompany receivables from our foreign subsidiaries which are denominated in foreign currencies, principally the euro, the yen and the British pound. Our principal exchange rate risk, therefore, exists between the U.S. dollar and the euro, the U.S. dollar and the yen and the U.S. dollar and the British pound. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency-denominated intercompany receivables and payables, generating currency translation gains or losses that impact our non-operating income and expense levels in the respective period.

As discussed in Note 2 to our consolidated financial statements in *"Financial Statements and Supplementary Data,"* we enter into certain short-term derivative financial instruments in the form of foreign currency forward contracts. These forward contracts are designed to mitigate our exposure to currency fluctuations in our intercompany balances denominated in euros, Japanese yen, British pounds and Canadian dollars. Any change in the fair value of these forward contracts as a result of a fluctuation in a currency exchange rate is expected to be offset by a change in the value of the intercompany balance. These contracts are effectively closed at the end of each reporting period.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Wright Medical Group, Inc.:

We have audited the accompanying consolidated balance sheets of Wright Medical Group, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 11 to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes as required by FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* Also as discussed in Note 2 to the consolidated financial statements, the Company changed its method of quantifying errors in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee
February 23, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Wright Medical Group, Inc.:

We have audited the effectiveness of internal control over financial reporting of Wright Medical Group, Inc. and subsidiaries (the Company) as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 23, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee
February 23, 2009

Wright Medical Group, Inc.
Consolidated Balance Sheets (In thousands, except share data)

	December 31, 2008	December 31, 2007
Assets:		
Current assets:		
Cash and cash equivalents	$ 87,865	$ 229,026
Marketable securities	57,614	15,535
Accounts receivable, net	102,046	83,801
Inventories	176,059	115,290
Prepaid expenses	14,263	13,757
Deferred income taxes	29,874	24,015
Assets held for sale	-	2,207
Other current assets	8,934	7,570
Total current assets	476,655	491,201
Property, plant and equipment, net	133,651	99,037
Goodwill	49,682	28,233
Intangible assets, net	21,090	11,187
Deferred income taxes	3,034	30,556
Other assets	8,018	9,771
Total assets	$ 692,130	$ 669,985
Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$ 15,877	$ 19,764
Accrued expenses and other current liabilities	59,247	53,069
Current portion of long-term obligations	125	551
Total current liabilities	75,249	73,384
Long-term debt and capital lease obligations	200,136	200,455
Deferred income taxes	166	159
Other liabilities	4,951	7,206
Total liabilities	280,502	281,204
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Common stock, voting, $.01 par value, shares authorized - 100,000,000; shares issued and outstanding - 38,021,961 in 2008 and 36,493,183 in 2007	372	365
Additional paid-in capital	364,594	338,640
Accumulated other comprehensive income	18,312	24,623
Retained earnings	28,350	25,153
Total stockholders' equity	411,628	388,781
	$ 692,130	$ 669,985

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Operations (In thousands, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Net sales	$ 465,547	$ 386,850	$ 338,938
Cost of sales[1]	134,377	108,407	97,234
Cost of sales – restructuring	-	2,139	-
Gross profit	331,170	276,304	241,704
Operating expenses:			
Selling, general and administrative[1]	261,396	225,929	192,573
Research and development[1]	33,292	28,405	25,551
Amortization of intangible assets	4,874	3,782	4,149
Restructuring charges (Note 16)	6,705	16,734	-
Acquired in-process research and development costs (Note 3)	2,490	-	-
Total operating expenses	308,757	274,850	222,273
Operating income	22,413	1,454	19,431
Interest expense (income), net	2,181	(1,252)	(1,127)
Other (income) expense, net	(1,338)	375	(1,643)
Income before income taxes	21,570	2,331	22,201
Provision for income taxes	18,373	1,370	7,790
Net income	$ 3,197	$ 961	$ 14,411
Net income per share (Note 12):			
Basic	$ 0.09	$ 0.03	$ 0.42
Diluted	$ 0.09	$ 0.03	$ 0.41
Weighted-average number of shares outstanding – basic	36,933	35,812	34,434
Weighted-average number of shares outstanding – diluted	37,401	36,483	35,439

1 These line items include the following amounts of non-cash, stock-based compensation expense for the periods indicated:

	Year Ended December 31,		
	2008	2007	2006
Cost of sales	$ 1,244	$ 2,046	$ 854
Selling, general and administrative	10,644	12,061	10,766
Research and development	1,613	2,425	2,220

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Cash Flows (In thousands)

	Year Ended December 31,		
	2008	2007	2006
Operating activities:			
Net income	$ 3,197	$ 961	$ 14,411
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation	26,462	23,522	21,361
Stock-based compensation expense	13,501	16,532	13,840
Acquired in-process research and development costs	2,490	-	-
Amortization of intangible assets	4,874	3,782	4,149
Deferred income taxes	18,325	(8,708)	(8,852)
Gain on sale of investment	-	-	(1,499)
Excess tax benefits from stock-based compensation arrangements	(1,278)	(3,633)	(4,908)
Non-cash restructuring charges	(63)	5,295	-
Other	1,233	111	1,340
Changes in assets and liabilities:			
Accounts receivable	(18,729)	(9,831)	(8,555)
Inventories	(57,797)	(27,077)	(867)
Marketable securities	15,535	14,790	(5,325)
Prepaid expenses and other current assets	(6,666)	(6,103)	4,600
Accounts payable	(5,009)	1,889	2,504
Accrued expenses and other liabilities	315	12,894	(2,224)
Net cash (used in) provided by operating activities	(3,610)	24,424	29,975
Investing activities:			
Capital expenditures	(61,936)	(35,042)	(29,643)
Acquisition of businesses	(28,914)	(27,758)	-
Purchase of intangible assets	(3,418)	(1,041)	(705)
Proceeds from sale of investment	-	-	1,499
Investment in available-for-sale marketable securities	(57,037)	-	-
Other	2,363	-	500
Net cash used in investing activities	(148,942)	(63,841)	(28,349)
Financing activities:			
Issuance of common stock	12,018	17,292	5,915
Proceeds from issuance of convertible senior notes	-	193,492	-
Financing under factoring agreements, net	(605)	(3,457)	(54)
Principal payments of bank and other financing	(285)	(1,063)	(6,123)
Excess tax benefits from stock-based compensation arrangements	1,278	3,633	4,908
Net cash provided by financing activities	12,406	209,897	4,646
Effect of exchange rates on cash and cash equivalents	(1,015)	607	390
Net (decrease) increase in cash and cash equivalents	(141,161)	171,087	6,662
Cash and cash equivalents, beginning of period	229,026	57,939	51,277
Cash and cash equivalents, end of period	$ 87,865	$ 229,026	$ 57,939

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
For the Years Ended December 31, 2006, 2007 and 2008 (In thousands, except share data)

	Common Stock, Voting					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2005	34,175,696	$ 342	$ 274,312	$ 5,397	$ 11,957	$ 292,008
2006 Activity:						
Net income	-	-	-	14,411	-	14,411
Foreign currency translation	-	-	-	-	5,921	5,921
Total comprehensive income			-	-	-	20,332
SAB 108 adjustment to opening balance (Note 2)	-	-	-	(2,861)	-	(2,861)
Issuances of common stock	968,104	9	5,906	-	-	5,915
Tax benefit of employee stock option exercises	-	-	5,585	-	-	5,585
Stock-based compensation	-	-	14,845	-	-	14,845
Balance at December 31, 2006	35,143,800	$ 351	$ 300,648	$ 16,947	$ 17,878	$ 335,824
2007 Activity:						
Net income	-	-	-	961	-	961
Foreign currency translation	-	-	-	-	6,970	6,970
Minimum pension liability adjustment	-	-	-	-	(225)	(225)
Total comprehensive income			-	-	-	7,706
FIN 48 adjustment to opening balance (Note 11)	-	-	-	7,245	-	7,245
Issuances of common stock	1,349,383	14	17,278	-	-	17,292
Tax benefit of employee stock option exercises	-	-	4,289	-	-	4,289
Stock-based compensation	-	-	16,425	-	-	16,425
Balance at December 31, 2007	36,493,183	$ 365	$ 338,640	$ 25,153	$ 24,623	$ 388,781
2008 Activity:						
Net income	-	-	-	3,197	-	3,197
Foreign currency translation	-	-	-	-	(6,781)	(6,781)
Unrealized gain on marketable securities	-	-	-	-	399	399
Minimum pension liability adjustment	-	-	-	-	71	71
Total comprehensive loss			-	-	-	(3,114)
Issuances of common stock	616,836	7	12,011	-	-	12,018
Issuance of previously granted restricted stock	434,005	-	-	-	-	-
Grant of restricted stock	558,184	-	-	-	-	-
Cancellation of restricted stock	(80,247)	-	-	-	-	-
Tax benefit of employee stock option exercises	-	-	720	-	-	720
Stock-based compensation	-	-	13,223	-	-	13,223
Balance at December 31, 2008	38,021,961	$ 372	$ 364,594	$ 28,350	$ 18,312	$ 411,628

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business:

Wright Medical Group, Inc., through Wright Medical Technology, Inc. and other operating subsidiaries (Wright), is a global orthopaedic medical device company specializing in the design, manufacture and marketing of reconstructive joint devices and biologics products. Our products are sold primarily through a network of employee sales representatives and independent sales representatives in the United States (U.S.) and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We promote our products in over 60 countries with principal markets in the U.S., Europe and Japan. We are headquartered in Arlington, TN.

2. Summary of Significant Accounting Policies:

Principles of Consolidation. The accompanying consolidated financial statements include our accounts and those of our wholly owned domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant areas requiring the use of management estimates relate to revenue recognition, the determination of allowances for doubtful accounts and excess and obsolete inventories, the evaluation of goodwill and long-lived assets, product liability claims and other litigation, income taxes, stock-based compensation, purchase accounting for business combinations, and accounting for restructuring charges.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and short-term investments with original maturities of three months or less.

Marketable Securities. Our 2007 investment in marketable securities represented debt securities, which were classified as trading securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115). For the years ended December 31, 2007 and 2006, we did not incur any realized or unrealized gains or losses related to these securities. During the first quarter of 2008, we liquidated all those investments into cash equivalents. During the remainder of 2008, we invested in treasury bills, government and agency bonds, and certificates of deposit with maturity dates of less than 12 months and certificates of deposit with maturity dates of six months or less. Our investments in these marketable securities are classified as available-for-sale securities in accordance with SFAS 115. These securities are carried at their fair value, and all unrealized gains and losses are recorded within other comprehensive income.

Inventories. Our inventories are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs and manufacturing overhead. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our estimated forecast of product demand and production requirements for the next twenty-four months. Charges incurred for excess and obsolete inventory were $8.7 million, $6.6 million and $6.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Additionally, in 2007, we recorded charges of $2.1 million associated with the closure of our manufacturing facility in Toulon, France for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity, which were expensed as period costs in accordance with Financial Accounting Standards Board (FASB) Statement No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4.*

Product Liability Claims and Other Litigation. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss has been developed. We have recorded at least the minimum estimated liability related to those claims where a range of loss has been established. Our accrual for product liability claims was $310,000 and $610,000 at December 31, 2008 and 2007, respectively.

Property, Plant and Equipment. Our property, plant and equipment is stated at cost. Depreciation, which includes amortization of assets under capital lease, is generally provided on a straight-line basis over the estimated useful lives generally based on the following categories:

Land improvements	15 to 25 years
Buildings	10 to 45 years
Machinery and equipment	3 to 12 years
Furniture, fixtures and office equipment	1 to 14 years
Surgical instruments	6 years

Expenditures for major renewals and betterments, including leasehold improvements, that extend the useful life of the assets are capitalized and depreciated over the remaining life of the asset or lease term, if shorter. Maintenance and repair costs are charged to expense as incurred. Upon sale or retirement, the asset cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in income.

Intangible Assets and Goodwill. Goodwill is recognized for the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is required to be tested for impairment at least annually. Unless circumstances otherwise dictate, the annual impairment test is performed in the fourth quarter. Accordingly, during the fourth quarter of 2008, we evaluated goodwill for impairment and determined that the fair value of our reporting unit exceeded its carrying value, indicating that goodwill was not impaired. Based on our single business approach to decision-making, planning and resource allocation, management has determined that we have only one reporting unit for purposes of evaluating goodwill for impairment.

Our intangible assets with estimable useful lives are amortized on a straight line basis over their respective estimated useful lives to their estimated residual values, and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* (SFAS 144). The weighted average amortization periods for completed technology, distribution channels, trademarks, licenses, customer relationships and other are 9 years, 10 years, 7 years, 7 years, 11 years and 5 years, respectively. The weighted average amortization period of our intangible assets on a combined basis is 9 years. Additionally, we have one trademark intangible asset that has an indefinite life.

Valuation of Long-Lived Assets. Management periodically evaluates carrying values of long-lived assets, including property, plant and equipment and intangible assets, when events and circumstances indicate that these assets may have been impaired. We account for the impairment of long-lived assets in accordance SFAS 144. Accordingly, we evaluate impairment of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If it is determined that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, should we determine that an asset is impaired, an adjustment would be charged to income based on the asset's fair market value or discounted cash flows if the fair market value is not readily determinable, reducing income in that period.

In 2007, we recognized an impairment charge of $3.2 million for our property, plant and equipment at our Toulon, France facilities. This impairment charge consisted of the write-down of assets held for sale to their estimated selling price less costs to sell, as well as the abandonment of the remaining assets that are no longer in use. See Note 16 for further discussion of our restructuring charges.

Allowances for Doubtful Accounts. We experience credit losses on our accounts receivable and, accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, management analyzes our accounts receivable, historical bad debt experience, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international stocking distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continued collection efforts. Our allowance for doubtful accounts totaled $4.0 million and $5.2 million at December 31, 2008 and 2007, respectively.

Concentration of Credit Risk. Financial instruments which potentially subject us to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. As of December 31, 2008, one customer, our stocking distributor in Turkey, accounted for more than 10% of our accounts receivable balance. As of December 31, 2008 and 2007, the balance due from this customer was $10.6 million or 10.4% of our accounts receivable balance, and $8.0 million or 9.5% of our accounts receivable balance, respectively. There were no customers that accounted for more than 10% of accounts receivable as of December 31, 2007.

Concentrations of Supply of Raw Material. We rely on a limited number of suppliers for the components used in our products. Our reconstructive joint devices are produced from various surgical grades of titanium, cobalt chrome, stainless steel, various grades of high density polyethylenes, and ceramics. We rely on one source to supply us with a certain grade of cobalt chrome alloy and one supplier for the silicone elastomer used in some of our extremity products. We are aware of only two suppliers of silicone elastomer to the medical device industry for permanent implant usage. Additionally, we rely on one supplier of ceramics for use in our hip products. For certain biologics products, we depend on one supplier of demineralized bone matrix (DBM) and cancellous bone matrix (CBM). We rely on one supplier for our GRAFTJACKET® family of soft tissue repair and graft containment products, and one supplier for our xenograph bone wedge product. We maintain adequate stock from these suppliers in order to meet market demand.

Income Taxes. Income taxes are accounted for pursuant to the provisions of SFAS No. 109, *Accounting for Income Taxes*, and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* (FIN 48). Our effective tax rate is based on income by tax jurisdiction, statutory rates, and tax saving initiatives available to u s in the various jurisdictions in which we operate.

Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We provide for unrecognized tax benefits based upon our assessment of whether a tax position is "more-likely-than-not" to be sustained upon examination by the tax authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying tax position.

Other Taxes. Taxes assessed by a governmental authority that are imposed concurrent with our revenue transactions with customers are presented on a net basis in our consolidated statement of operations.

Revenue Recognition. Our revenues are primarily generated through two types of customers, hospitals and surgery centers, and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are primarily sold through a network of employee sales representatives and independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives, and stocking distributors outside the U.S. Revenues from sales to hospitals are recorded when the hospital takes title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors outside the U.S. at the time the product is shipped to the distributor. Stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products. In general, the distributors do not have any rights of return or exchange; however, in limited situations we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $172,000 and $252,000 of deferred revenue related to these types of agreements was recorded at December 31, 2008 and 2007, respectively.

We must make estimates of potential future product returns related to current period product revenue. We develop these estimates by analyzing historical experience related to product returns. Judgment must be used and estimates made in connection with establishing the allowance for sales returns in any accounting period. An allowance for sales returns of $490,000 and $560,000 is included as a reduction of accounts receivable at December 31, 2008 and 2007, respectively.

Shipping and Handling Costs. We incur shipping and handling costs associated with the shipment of goods to customers, independent distributors and our subsidiaries. All shipping and handling amounts billed to customers are included in net sales. All shipping and handling costs associated with the shipment of goods to customers are included in cost of sales. All other shipping and handling costs are included in selling, general and administrative expenses.

Research and Development Costs. Research and development costs are charged to expense as incurred.

Foreign Currency Translation. The financial statements of our international subsidiaries are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the applicable period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income. Gains and losses resulting from transactions denominated in a currency other than the local functional currency are included in "Other expense (income), net" on our consolidated statement of operations.

Pension Benefits. Our subsidiary in Japan provides benefits to employees under a plan that we account for as a defined benefit plan in accordance with SFAS No. 87, *Employers' Accounting for Pensions*, and SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)*. This plan is unfunded, and determining the minimum pension liability requires the use of assumptions and estimates, including discount rates and mortality rates, and actuarial methods. Our minimum pension liability totaled $1.4 million and $970,000 as of December 31, 2008 and 2007, respectively.

Comprehensive Income. Comprehensive income is defined as the change in equity during a period related to transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The difference between our net income and our comprehensive income is attributable to foreign currency translation, adjustments to our minimum pension liability, and unrealized gains and losses on our available-for-sale securities.

Stock-Based Compensation. We account for stock-based compensation in accordance with SFAS No. 123 (Revised 2004), *Share-Based Payment* (SFAS 123R). Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The determination of the fair value of stock-based payment awards, such as options, on the date of grant using an option-pricing model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate.

We recorded $13.5 million, $16.5 million and $13.8 million of stock-based compensation expense during the years ended December 31, 2008, 2007 and 2006, respectively. See Note 14 for further information regarding our stock-based compensation assumptions and expenses.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, marketable securities, accounts receivable and accounts payable approximates the fair value of these financial instruments at December 31, 2008 and 2007 due to their short maturities or variable rates.

The fair value of our convertible senior notes was approximately $155 million and $216 million as of December 31, 2008 and 2007, respectively.

Effective January 1, 2008, we adopted the provisions of SFAS No. 157, *Fair Value Measurements* (SFAS 157), for financial assets and liabilities measured at fair value on a recurring basis. SFAS 157 applies to all financial assets and liabilities that are being measured and reported on a fair value basis, and establishes a framework for measuring the fair value of assets and liabilities and expands disclosures about fair value measurements. The adoption of SFAS 157 had no impact to our consolidated financial statements. SFAS 157 requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1:	Financial instruments with unadjusted, quoted prices listed on active market exchanges.
Level 2:	Financial instruments determined using prices for recently traded financial instruments with similar underlying terms as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.
Level 3:	Financial instruments that are not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the financial instrument. The prices are determined using significant unobservable inputs or valuation techniques.

As of December 31, 2008, we have available-for-sale marketable securities totaling $57.6 million, consisting of investments in treasury bills, government and agency bonds and certificates of deposits, all of which are valued at fair value using a market approach. A total of $56.5 million of our available-for-sale securities is valued based on quoted prices in active exchange markets (Level 1). The remaining $1.2 million is valued at fair value using other observable inputs (Level 2).

Derivative Instruments. We account for derivative instruments and hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), as amended. Accordingly, all of our derivative instruments are recorded in the accompanying consolidated balance sheet as either an asset or liability and measured at fair value. The changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

We employ a derivative program using 30-day foreign currency forward contracts to mitigate the risk of currency fluctuations on our intercompany receivable and payable balances that are denominated in foreign currencies. These forward contracts are expected to offset the transactional gains and losses on the related intercompany balances. These forward contracts are not designated as hedging instruments under SFAS No. 133. Accordingly, the changes in the fair value and the settlement of the contracts are recognized in the period incurred in the accompanying consolidated statements of operations.

We recorded net losses of $1.5 million, $2.8 million and $1.9 million, for the years ended December 31, 2008, 2007 and 2006, respectively, on foreign currency contracts, which are included in "Other (income) expense, net" in our consolidated statements of operations. These losses substantially offset translation gains recorded on our intercompany receivable and payable balances, also included in "Other (income) expense, net." At December 31, 2008 and 2007, we had no foreign currency contracts outstanding.

Supplemental Cash Flow Information. Cash paid for interest and income taxes was as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Interest	$ 5,963	$ 1,898	$ 1,298
Income taxes	$ 4,960	$ 10,408	$ 9,663

During 2008, we sold certain assets of our Toulon, France facility. As part of that sale, the buyer assumed our capital lease obligations of approximately $700,000 for certain machinery and equipment located in that facility. During 2006, we favorably resolved certain income tax contingencies associated with a prior acquisition, resulting in a decrease in goodwill of $140,000. We entered into insignificant amounts of capital leases during 2006, 2007 and 2008.

Adoption of SAB 108. In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires registrants to consider both the "rollover" method which focuses on the income statement impact of misstatements and the "iron curtain" method which focuses on the balance sheet impact of misstatements to define materiality. The transition provisions of SAB 108 allow a registrant to adjust opening retained earnings for the cumulative effect of immaterial errors relating to prior years. We adopted SAB 108 during the year ended December 31, 2006.

During 2006, we concluded there was an error in our method of calculating depreciation expense for our surgical instruments, resulting in an understatement of depreciation expense for the years 2000 through 2005. Under SAB 108, we assessed materiality of errors originating in prior years using both the rollover method and the iron-curtain method. Management concluded that the impact of this error was immaterial for each of the prior years under the rollover method, which was the method we used prior to the adoption of SAB 108. However, under the iron-curtain method, the cumulative effect of the balance sheet adjustment was material to our 2006 statement of operations. Therefore, an adjustment was recorded to 2006 opening retained earnings in accordance with the implementation guidance in SAB 108. The total cumulative impact was as follows (in thousands):

	Increase / (Decrease)
Accumulated depreciation	$ 4,721
Deferred tax asset	1,860
Retained earnings	(2,861)

Recently Issued Accounting Pronouncements. In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* (SFAS 161). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures regarding how an entity uses derivative instruments, how the derivative instruments and related hedge items are accounted for under SFAS No. 133, as amended, and how the derivatives affect an entity's financial position, financial performance and cash flows. The provisions of SFAS 161 are effective for the year ending December 31, 2009. We are currently evaluating the impact of the provisions of SFAS 161.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* (SFAS 162). This standard identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to Audit Standard (AU) Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*. The adoption of SFAS 162 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS 157 and in February 2008, the FASB amended SFAS 157 by issuing FASB Staff Position FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*, and FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* (collectively, SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, except those relating to lease classification, and accordingly does not require any new fair value measurements. SFAS 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007, and for non-financial assets and liabilities in fiscal years beginning after November 15, 2008. We adopted SFAS 157 for financial assets and liabilities in the first quarter of fiscal 2008 with no material impact to our consolidated financial statements. We are currently evaluating the impact the application of SFAS 157 will have on our consolidated financial statements as it relates to our non-financial assets and liabilities.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* (SFAS 141R) and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, an Amendment of ARB No. 51 (SFAS 160). SFAS 141R and SFAS 160 significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests. Under SFAS 141R, an acquiring entity will be required to recognize all the assets and liabilities assumed in a transaction at the acquisition date fair value. In addition, SFAS 141R includes a substantial number of additional disclosure requirements. SFAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. We will apply the provisions of SFAS 141R and SFAS 160 prospectively effective January 1, 2009.

3. Acquisitions:

INBONE Technologies, Inc. On April 3, 2008, we completed the acquisition of Inbone Technologies, Inc. (Inbone), a privately held company focused on the field of ankle arthroplasty and small bone fusion. The purchase consisted of an initial cash payment of $23.2 million, guaranteed future minimum payments of $3.7 million and potential additional cash payments based upon future operational and financial performance of the company. Assets acquired include the INBONE™ Total Ankle System and the INBONE™ Intra-osseous Fusion Rod and Plate System.

The operating results from this acquisition are included in the consolidated financial statements from the acquisition date.

The acquisition was recorded by allocating the costs of the assets acquired based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired is recorded as goodwill. The following is a summary of the estimated fair values of the net assets acquired, which includes transaction costs and the guaranteed future minimum payments (in thousands):

Cash	$	745
Accounts receivable		708
Inventories		1,047
Deferred income tax assets		384
Property, plant and equipment		810
Other assets		159
In-process research and development		2,490
Intangible assets		9,480
Goodwill		19,081
Total assets	$	34,904
Current liabilities	$	1,814
Deferred income tax liabilities		3,739
Debt assumed		1,727
Total liabilities	$	7,280
Net assets acquired	$	27,624
Less cash acquired		(745)
Plus debt assumed and paid at closing		1,727
Total purchase price	$	28,606

Of the $9.5 million of acquired intangible assets, $5.2 million was assigned to completed technology (ten year useful life), $1.5 million was assigned to registered trademarks (indefinite useful life), $1.4 million was assigned to customer relationships (twelve year useful life), and $1.4 million was assigned to other assets (five year useful life).

As part of the purchase price allocation, we recorded accrued expenses of $561,000 to involuntarily terminate or relocate employees of the acquired entity. These exit activities were completed during the second quarter of 2008.

In connection with this acquisition, we immediately recognized as expense approximately $2.5 million in costs representing the estimated fair value of acquired in-process research and development (IPRD) that had not yet reached technological feasibility and had no alternative future use. The value assigned to IPRD was determined by estimating the costs to develop the acquired IPRD into commercially viable products, estimating the resulting net cash flows from this project, and discounting the net cash flows back to their present values using an 18% risk adjusted discount rate. This discount rate reflected uncertainties surrounding the successful development of IPRD.

A.M. Surgical, Inc. On June 9, 2008, we acquired certain assets of A.M. Surgical, Inc. (A.M. Surgical), a New York-based company focused on providing endoscopic soft tissue release products for foot and ankle surgeons. Prior to the acquisition, we had marketed A.M. Surgical's foot and ankle products pursuant to a distribution agreement signed in October 2007. The purchase consisted of an initial cash payment of $2.1 million and potential additional cash payments based upon future financial performance of the acquired assets, not to exceed $700,000. Assets acquired include all of the A.M. Surgical endoscopic soft tissue release products for the foot and ankle market, which consists of the AM™ EPF (plantar fascia release), AM™ UDIN (interdigital nerve decompression) and AM™ EGR (gastrocnemius release) Systems. These three systems address the decompression and soft tissue release procedures most commonly performed by foot and ankle surgeons. The A.M. Surgical product line is highly complementary to our line of reconstructive and biologic products for flatfoot corrective surgery.

The operating results from this acquisition are included in the consolidated financial statements from the acquisition date.

The acquisition was recorded by allocating the costs of the assets acquired based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net of amounts assigned to the fair value of the assets acquired is recorded as goodwill. The following is a summary of the estimated fair values of the assets acquired, which includes transaction costs (in thousands):

Intangible assets	420
Goodwill	1,740
Total assets acquired	$ 2,160

Creative Medical Designs, Inc. and Rayhack LLC. On September 4, 2008, we completed the acquisition of all assets associated with the RAYHACK® Osteotomy Systems (Rayhack) for complex wrist reconstruction. The purchase consists of an initial cash payment of $1.4 million and potential additional cash payments based on the future financial performance of the purchased assets, not to exceed $1.6 million.

The operating results from this acquisition are included in the consolidated financial statements from the acquisition date.

The acquisition was recorded by allocating the costs of the assets acquired based on their estimated fair values at the acquisition date. The fair value of the net assets acquired exceeded the initial consideration for the acquisition by approximately $438,000. The excess was recorded as a liability for contingent consideration. The following is a summary of the estimated fair values of the assets acquired, which includes transaction costs (in thousands):

Inventory	$ 264
Property, plant and equipment	104
Intangible assets	1,460
Current liabilities	(438)
Total assets acquired	$ 1,390

Of the $1.5 million of acquired intangible assets, $790,000 was assigned to customer relationships (ten year useful life), $360,000 was assigned to registered trademarks (ten year useful life), $280,000 was assigned to completed technology (ten year useful life), and $30,000 assigned to other assets (five year useful life).

Our consolidated results of operations would not have been materially different than reported results had the Inbone, A.M. Surgical and Rayhack acquisitions occurred at the beginning of 2008 or 2007.

4. Inventories:

Inventories consist of the following (in thousands):

	December 31,	
	2008	2007
Raw materials	$ 9,502	$ 7,020
Work-in-process	34,811	21,482
Finished goods	131,746	86,788
	$ 176,059	$ 115,290

5. Assets Held for Sale:

Assets held for sale consists of the following (in thousands):

	December 31,	
	2008	2007
Land and buildings	$ -	$ 1,766
Machinery and equipment	-	441
	$ -	$ 2,207

In April 2008, we completed the sale of assets held for sale from our Toulon, France facility for approximately $2.4 million, less costs to sell, plus the assumption of capital lease obligations totaling approximately $700,000. See Note 16 for further discussion of our restructuring activities associated with our Toulon, France facility.

6. Property, Plant and Equipment:

Property, plant and equipment consists of the following (in thousands):

	December 31, 2008	December 31, 2007
Land and land improvements	$ 4,073	$ 4,050
Buildings	22,709	7,272
Machinery and equipment	42,675	35,534
Furniture, fixtures and office equipment	31,620	30,424
Construction in progress	9,963	5,931
Surgical instruments	143,503	116,699
	254,543	199,910
Less: Accumulated depreciation	(120,892)	(100,873)
	$ 133,651	$ 99,037

The components of property, plant and equipment recorded under capital leases consist of the following (in thousands):

	December 31, 2008	December 31, 2007
Buildings	$ 1,448	$ 1,448
Machinery and equipment	357	197
Furniture, fixtures and office equipment	13	834
	1,818	2,479
Less: Accumulated depreciation	(655)	(1,374)
	$ 1,163	$ 1,105

Depreciation expense approximated $26.5 million, $23.5 million and $21.4 million for the years ended December 31, 2008, 2007, and 2006, respectively, and included amortization of assets under capital leases.

7. Goodwill and Intangibles:

Changes in the carrying amount of goodwill occurring during the year ended December 31, 2008, are as follows (in thousands):

Goodwill, at December 31, 2007	$ 28,233
Goodwill from acquisitions during 2008 (see Note 3)	20,821
Goodwill from contingent consideration associated with acquisitions prior to 2008	1,078
Foreign currency translation	(450)
Goodwill, at December 31, 2008	$ 49,682

During 2008, we made a payment totaling $57,000 as contingent consideration for the R&R Medical, Inc. (R&R) acquisition completed in 2007, and a payment totaling $394,000 as contingent consideration for the acquisition of the subtalar implant assets of Koby Ventures Ltd., d/b/a Metasurg (Metasurg), which was completed in 2007. In addition, we recorded a liability for contingent consideration to be paid in 2009 of $138,000 associated with the R&R acquisition and $489,000 associated with the Metasurg acquisition.

The components of our identifiable intangible assets are as follows (in thousands):

	December 31, 2008		December 31, 2007	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Distribution channels	$ 21,625	$ 19,316	$ 22,793	$ 18,082
Completed technology	12,163	4,006	5,180	2,896
Licenses	6,301	3,504	3,598	2,561
Customer relationships	3,650	371	1,490	110
Trademarks	2,733	373	862	164
Other	3,360	1,172	2,324	1,247
	49,832	$ 28,742	36,247	$ 25,060
Less: Accumulated amortization	(28,742)		(25,060)	
Intangible assets, net	$ 21,090		$ 11,187	

Based on the intangible assets held at December 31, 2008, we expect to amortize approximately $4.8 million in 2009, $2.3 million in 2010, $2.2 million in 2011, $2.1 million in 2012, and $1.8 million in 2013.

8. Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,	
	2008	2007
Employee benefits	$ 13,324	$ 10,994
Royalties	6,336	5,930
Taxes other than income	6,154	5,320
Commissions	6,092	5,628
Professional and legal fees	7,155	6,239
Contingent consideration	3,065	-
Restructuring liability (see Note 16)	4,950	6,966
Other	12,171	11,992
	$ 59,247	$ 53,069

9. Long-Term Debt and Capital Lease Obligations:

Long-term debt and capital lease obligations consist of the following (in thousands):

	December 31,	
	2008	2007
Capital lease obligations	$ 261	$ 1,006
Convertible senior notes	200,000	200,000
	200,261	201,006
Less: current portion	(125)	(551)
	$ 200,136	$ 200,455

In April 2008, we sold certain assets of our Toulon, France facility. As part of that sale, the buyer assumed our capital lease obligations of approximately $700,000 for certain machinery and equipment located in that facility.

In November 2007, we issued $200 million of Convertible Senior Notes due 2014. The notes will mature on December 1, 2014. The notes pay interest semiannually at an annual rate of 2.625% and are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the notes, which represents a conversion price of $32.65 per share. The holder of the notes may convert at any time on or prior to the close of business on the business day immediately preceding the maturity date of notes. Beginning on December 6, 2011, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if the closing price of our common stock has exceeded 140% of the conversion price for at least 20 days during any consecutive 30-day trading period. Additionally, if we experience a fundamental change event, as defined in the note agreement, the holders may require us to purchase for cash all or a portion of the notes, for 100% of the principal amount of the notes, plus accrued and unpaid interest. If upon a fundamental change event, a holder elects to convert its notes, we may, under certain circumstances, increase the conversion rate for the notes surrendered. The notes are unsecured obligations and are subordinated to all existing and future secured debt, our revolving credit facility, and all liabilities of our subsidiaries.

On December 31, 2008, our revolving credit facility had availability of $100 million, which can be increased by up to an additional $50 million at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the credit facility. Borrowings under the credit facility will bear interest at the sum of an annual base rate plus an applicable annual rate that ranges from 0% to 1.75% depending on the type of loan and our consolidated leverage ratio, with a current annual base rate of 3.25%. The term of the credit facility extends through June 30, 2011.

As discussed in Note 6, we have acquired certain property and equipment pursuant to capital leases. At December 31, 2008, future minimum lease payments under capital lease obligations, together with the present value of the net minimum lease payments, are as follows (in thousands):

2009	$ 136
2010	104
2011	28
2012	6
2013	3
Total minimum payments	277
Less amount representing interest	(16)
Present value of minimum lease payments	261
Current portion	(125)
Long-term portion	$ 136

10. Other Long-Term Liabilities:

Other long-term liabilities consist of the following (in thousands):

	December 31,	
	2008	2007
Unrecognized tax benefits (see Note 11)	$ 1,814	$ 6,154
Other	3,137	1,052
	$ 4,951	$ 7,206

11. Income Taxes:

The components of our income before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Domestic	$ 3,036	$ 10,981	$ 34,624
Foreign	18,534	(8,650)	(12,423)
Income before income taxes	$ 21,570	$ 2,331	$ 22,201

The components of our provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Current provision:			
Domestic:			
Federal	$ 3,192	$ 7,590	$ 13,257
State	(720)	660	1,841
Foreign	(2,880)	1,397	2,234
Deferred (benefit) provision:			
Domestic:			
Federal	(2,812)	(4,333)	(2,915)
State	(105)	(329)	(361)
Foreign	21,698	(3,615)	(6,266)
Total provision for income taxes	$ 18,373	$ 1,370	$ 7,790

A reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,		
	2008	2007	2006
Income tax provision at statutory rate	35.0 %	35.0 %	35.0 %
State income taxes	(4.4)%	12.2 %	5.3 %
Stock-based compensation expense	6.6 %	132.9 %	11.3 %
Change in valuation allowance	59.1 %	(3.6)%	(2.8)%
Research and development credit	(8.5)%	(51.2)%	(4.2)%
Foreign income tax rate differences	(5.6)%	(70.0)%	(4.5)%
Non-taxable differences and other, net	3.0 %	3.5 %	(5.0)%
Total	85.2 %	58.8 %	35.1 %

The significant components of our deferred income taxes as of December 31, 2008 and 2007 are as follows (in thousands):

	December 31,	
	2008	2007
Deferred tax assets:		
Net operating loss carryforwards	$ 22,667	$ 32,255
General business credit carryforward	1,854	2,262
Reserves and allowances	23,640	20,537
Stock-based compensation expense	7,464	5,907
Amortization	2,056	3,956
Other	13,699	14,116
Valuation allowance	(18,512)	(6,026)
Total deferred tax assets	52,868	73,007
Deferred tax liabilities:		
Depreciation	9,121	6,140
Intangible assets	4,237	1,715
Other	6,794	10,778
Total deferred tax liabilities	20,152	18,633
Net deferred tax assets	$ 32,716	$ 54,374

Outside basis differences that have not been tax-effected in accordance with the provisions of Accounting Principles Board Opinion No. 23, *Accounting for Income Taxes – Special Areas*, as amended by SFAS No. 109, are primarily related to undistributed earnings of certain of our foreign subsidiaries. Deferred tax liabilities for U.S. federal income taxes are not provided on the undistributed earnings of our foreign subsidiaries that are considered permanently reinvested. The determination of the amount of unrecognized deferred tax liability is not practicable.

At December 31, 2008, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $12.2 million, which begin to expire in 2017. Additionally, we had general business credit carryforwards of approximately $1.9 million, which expire beginning in 2009 and extend through 2016. At December 31, 2008, we had foreign net operating loss carryforwards of approximately $55.8 million, of which approximately $5.2 million expires beginning in 2009 and extending through 2015.

Certain of our U.S. and foreign net operating losses and general business credit carryforwards are subject to various limitations. We maintain valuation allowances for those net operating losses and tax credit carryforwards that we do not expect to utilize due to these limitations. During the year ended December 31, 2008, we recognized a tax provision of $12.8 million to record a valuation allowance, primarily for deferred tax assets associated with net operating losses in France.

Effective January 1, 2007, we adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109 by defining the criterion that an individual tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$	6,154
Additions for tax positions related to current year		361
Additions for tax positions of prior years		58
Reductions for tax positions of prior years		(106)
Settlements		(4,336)
Foreign currency translation		(317)
Balance at December 31, 2008	$	1,814

As of December 31, 2008, our liability for unrecognized tax benefits totaled $1.8 million and is recorded in our consolidated balance sheet within "Other liabilities," all of which, if recognized, would affect our effective tax rate. In December 2008, we effectively settled a tax audit of certain of our French subsidiaries, resulting in a reduction of our unrecognized tax benefit in the amount of $4.3 million. Management does not believe that it is reasonably possible that our unrecognized tax benefits will significantly change within the next twelve months.

FIN 48 further requires that interest required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. Management has made the policy election to record this interest as interest expense. As of December 31, 2008, accrued interest related to our unrecognized tax benefits totaled approximately $60,000, which is recorded in our consolidated balance sheet within "Other liabilities."

We file numerous consolidated and separate company income tax returns in the U.S. and in many foreign jurisdictions, with the most significant foreign jurisdiction being France. We are no longer subject to foreign income tax examinations by tax authorities for years before 2000. With few exceptions, we are subject to U.S. federal, state and local income tax examinations for years 2005 through 2007. However, tax authorities have the ability to review years prior to these to the extent that we utilize tax attributes carried forward from those prior years.

12. Earnings Per Share:

SFAS No. 128, *Earnings Per Share*, requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted-average shares of common stock outstanding during the period. Diluted earnings per share is calculated to include any dilutive effect of our common stock equivalents. Our common stock equivalents consist of stock options, non-vested shares of common stock and convertible debt. The dilutive effect of the stock options and non-vested shares of common stock is calculated using the treasury-stock method. The dilutive effect of convertible debt is calculated by applying the "if-converted" method. This method assumes an add-back of interest, net of income taxes, to net income as if the securities were converted at the beginning of the period. We determined that for the year ended December 31, 2008, the convertible debt had an anti-dilutive effect on earnings per share and therefore excluded it from the dilutive shares calculation.

The weighted-average number of common shares outstanding for basic and diluted earnings per share purposes is as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Weighted-average number of common shares outstanding – basic	36,933	35,812	34,434
Common stock equivalents	468	671	1,005
Weighted-average number of common shares outstanding – diluted	37,401	36,483	35,439

The following potential common shares were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Stock options	2,604	3,328	4,446
Non-vested shares	502	43	-
Convertible debt	6,126	6,126	-

13. Capital Stock:

We are authorized to issue up to 100,000,000 shares of voting common stock. We have 61,978,039 shares of voting common stock available for future issuance at December 31, 2008.

14. Stock-Based Compensation Plans:

We have two stock-based compensation plans which are described below. Amounts recognized in the financial statements with respect to these plans are as follows:

	Year Ended December 31,		
	2008	2007	2006
Total cost of share-based payment plans	$ 13,223	$ 16,425	$ 14,845
Amounts capitalized as inventory and intangible assets	(1,492)	(2,262)	(1,918)
Amortization of capitalized amounts	1,770	2,369	913
Charged against income before income taxes	13,501	16,532	13,840
Amount of related income tax benefit recognized income	(3,674)	(3,665)	(2,957)
Impact to net income	$ 9,827	$ 12,867	$ 10,883
Impact to basic earnings per share	$ 0.27	$ 0.36	$ 0.32
Impact to diluted earnings per share	$ 0.26	$ 0.35	$ 0.31

In the year ended December 31, 2008, we granted approximately 553,000 non-vested shares of common stock and 559,000 options to purchase common stock at a weighted-average fair value of $28.07 and $11.17, respectively, which will be recognized on a straight line basis over the requisite service period that, for the substantial majority of these grants, is four years. As of December 31, 2008, we had approximately 4.0 million stock options outstanding, of which approximately 2.6 million were exercisable and 796,000 non-vested shares of common stock outstanding.

As of December 31, 2008, we had $25.2 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements granted to employees. That cost is expected to be recognized over a weighted-average period of 2.8 years.

Equity Incentive Plan. On December 7, 1999, we adopted the 1999 Equity Incentive Plan (the Plan), which was subsequently amended and restated on July 6, 2001, May 13, 2003, May 13, 2004, May 12, 2005 and May 14, 2008 and amended on October 23, 2008. The Plan authorizes us to grant stock options and other stock-based awards, such as non-vested shares of common stock, with respect to up to 10,467,051 shares of common stock, of which full value awards (such as non-vested shares) are limited to 1,279,555 shares. Under the Plan, options to purchase common stock generally are exercisable in increments of 25% annually on each of the first through fourth anniversaries of the date of grant. Options to purchase Series A Preferred Stock that were outstanding at the time we completed our IPO in July 2001 became options to purchase our common stock. Those options were immediately exercisable upon their issuance. All of the options issued under the Plan expire after ten years. Non-vested shares of common stock are generally vested in increments of 25% annually on each of the first through fourth anniversaries of the date of grant. As of December 31, 2008, there were 933,911 shares available for future issuance under the Plan, of which full value awards are limited to 367,017 shares.

Stock options

We estimate the fair value of stock options using the Black-Scholes valuation model. The Black-Scholes option-pricing model requires the input of estimates, including the expected life of stock options, expected stock price volatility, the risk-free interest rate and the expected dividend yield. The expected life of options is estimated by calculating the average of the vesting term and the contractual term of the option, as allowed in SEC Staff Accounting Bulletin No. 107. The expected stock price volatility assumption was estimated based upon historical volatility of our common stock. The risk-free interest rate was determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The fair value of stock options is amortized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

The weighted-average grant date fair value of stock options granted to employees in 2008, 2007 and 2006 was $11.17 per share, $11.30 per share and $9.97 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model using the following assumptions:

	Year Ended December 31,		
	2008	2007	2006
Risk-free interest rate	2.0% - 3.4%	3.9% - 4.8%	4.3% - 5.1%
Expected option life	6 years	6 years	6 years
Expected price volatility	36%	39%	40%

During 2006, we granted certain independent distributors stock options totaling 66,700 shares under the Plan. These options are exercisable in 25% increments on the first through fourth anniversaries of the date of grant at a weighted-average exercise price of $22.43 per share. The options expire after ten years.

A summary of our stock option activity during 2008 is as follows:

	Shares (000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value* ($000's)
Outstanding at December 31, 2007	4,428	23.51		
Granted	559	27.13		
Exercised	(602)	19.47		
Forfeited or expired	(339)	27.06		
Outstanding at December 31, 2008	4,046	$ 24.32	6.6 years	$ 2,790
Exercisable at December 31, 2008	2,595	$ 24.30	5.7 years	$ 2,329

* The aggregate intrinsic value is calculated as the difference between the market value of our common stock as of December 31, 2008, and the exercise price of the shares. The market value as of December 31, 2008 is $20.43 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2008.

The total intrinsic value of options exercised during 2008, 2007 and 2006 was $5.9 million, $17.3 million and $15.2 million, respectively.

A summary of our stock options outstanding and exercisable at December 31, 2008, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable**	**Weighted-Average Exercise Price**
$0.00 – $8.50	90	1.5 years	$ 5.11	90	$ 5.11
$8.51 – $16.00	30	3.9 years	15.05	30	15.05
$16.01 – $24.00	1,683	6.8 years	20.93	969	20.85
$24.01 – $32.00	2,183	6.7 years	27.57	1,446	27.59
$32.01 – $35.87	60	5.3 years	34.25	60	34.25
	4,046	6.6 years	$ 24.32	2,595	$ 24.30

Non-vested shares

We calculate the grant date fair value of non-vested shares of common stock as the average of the highest and lowest reported sale prices on the trading day immediately prior to the grant date. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

We granted 526,000, 409,000 and 7,000 non-vested shares of common stock to employees with weighted-average fair values of $28.15 per share, $24.32 per share, and $23.37 per share during 2008, 2007 and 2006, respectively. The fair value of these shares will be recognized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

During both 2008 and 2007, we granted certain independent distributors and other non-employees non-vested shares of common stock of 27,000 shares under the Plan at a weighted-average grant date fair values of $26.49 per share and $22.83 per share, respectively.

During 2006, we issued 50,000 non-vested shares of common stock with a grant date fair value of $22.44 per share to a third party in exchange for certain rights and services. The expense related to those shares was recognized over 28 months, the life of the contract. The forfeiture restrictions lapsed on 16,667 of these shares on the grant date, on 16,667 of these shares on January 1, 2007 and the remaining shares lapsed on January 1, 2008.

A summary of our non-vested shares of common stock activity during 2008 is as follows:

	Shares (000's)	Weighted-Average Grant Date Fair Value	Aggregate Intrinsic Value* ($000's)
Non-vested at December 31, 2007	449	23.91	
Granted	553	28.07	
Vested	(126)	24.40	
Forfeited	(80)	25.78	
Non-vested at December 31, 2008	796	$ 26.75	$ 16,254

* The aggregate intrinsic value is calculated as the market value of our common stock as of December 31, 2008. The market value as of December 31, 2008 is $20.43 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2008.

The total fair value of shares vested during 2008 and 2007 was $2.6 million and $436,000, respectively.

Employee Stock Purchase Plan. On May 30, 2002, our shareholders approved and adopted the 2002 Employee Stock Purchase Plan (the ESPP). The ESPP authorizes us to issue up to 200,000 shares of common stock to our employees who work at least 20 hours per week. Under the ESPP, there are two six-month plan periods during each calendar year, one beginning January 1 and ending on June 30, and the other beginning July 1 and ending on December 31. Under the terms of the ESPP, employees can choose each plan period to have up to 5% of their annual base earnings, limited to $5,000, withheld to purchase our common stock. The purchase price of the stock is 85 percent of the lower of its beginning-of-period or end-of-period market price. Under the ESPP, we sold to employees 14,690, 11,032 and 11,465 shares in 2008, 2007 and 2006, respectively, with weighted-average fair values of $9.09, $7.73 and $6.88 per share, respectively. As of December 31, 2008, there were 124,032 shares available for future issuance under the ESPP. During 2008, 2007 and 2006, we recorded nominal amounts of non-cash, stock-based compensation expense related to the ESPP.

In applying the Black-Scholes methodology to the purchase rights granted under the ESPP, we used the following assumptions:

	Year Ended December 31,		
	2008	2007	2006
Risk-free interest rate	2.9% - 3.3%	4.6% - 4.8%	4.6% - 4.8%
Expected option life	6 months	6 months	6 months
Expected price volatility	36%	39%	40%

15. Employee Benefit Plans:

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers U.S. employees who are 21 years of age and over. Under this plan, we match voluntary employee contributions at a rate of 100% for the first 2% of an employee's annual compensation and at a rate of 50% for the next 2% of an employee's annual compensation. Employees vest in our contributions after three years of service. Our expense related to the plan was $1.4 million, $1.2 million and $1.0 million in 2008, 2007 and 2006, respectively.

16. Restructuring

In June 2007, we announced plans to close our manufacturing, distribution and administrative facility located in Toulon, France. The facility's closure affected approximately 130 Toulon-based employees. The majority of our restructuring activities were complete by the end of 2007, with production now conducted solely in our existing manufacturing facility in Arlington, Tennessee and the distribution activities being carried out from our European headquarters in Amsterdam, the Netherlands.

Management estimates that the pre-tax restructuring charges will total approximately $28 million to $32 million. These charges consist of the following estimates:

- $14 million for severance and other termination benefits;
- $3 million of non-cash asset impairments of property, plant and equipment;
- $2 million of inventory write-offs and manufacturing period costs;
- $3 million to $4 million of external legal and professional fees; and
- $6 million to $9 million of other cash and non-cash charges (including employee litigation).

Charges associated with the restructuring are presented in the following table. All of the following amounts were recognized within "Restructuring charges" in our consolidated statement of operations, with the exception of the inventory write-offs and manufacturing period costs, which were recognized with "Cost of sales – restructuring."

(in thousands)	Year Ended December 31, 2008	Cumulative Charges as of December 31, 2008
Severance and other termination benefits	$ 1,918	$ 13,593
Employee litigation accrual	3,841	4,161
Asset impairment charges	(63)	3,093
Inventory write-offs and manufacturing period costs	-	2,139
Legal/professional fees	822	2,369
Other	187	223
Total restructuring charges	$ 6,705	$ 25,578

As a result of the plans to close the facilities in 2007, we performed an evaluation of the undiscounted future cash flows of the related asset group and recorded an impairment charge in 2007 for the difference between the net book value of the assets and their estimated fair values for those assets we intended to sell. In April 2008, these assets were sold. We also recorded an impairment charge in 2007 for assets to be abandoned.

Activity in the restructuring liability for the year ended December 31, 2008 is presented in the following table (in thousands):

Beginning balance as of December 31, 2007	$ 6,966
Charges:	
Severance and other termination benefits	2,125
Litigation accrual	3,841
Legal/professional fees	822
Other	187
Total accruals	$ 6,975
Payments:	
Severance and other termination benefits	(7,394)
Legal/professional fees	(976)
Other	(117)
	$ (8,487)
Changes in foreign currency translation	(504)
Restructuring liability at December 31, 2008	$ 4,950

In connection with the closure of our Toulon, France facility, a majority of our former employees have filed claims to challenge the economic justification for their dismissal. Management has accrued $3.8 million associated with these claims as of December 31, 2008. This liability is recorded within "Accrued expenses and other current liabilities" in our consolidated balance sheet as of December 31, 2008.

17. Commitments and Contingencies:

Operating Leases. We lease certain equipment and office space under non-cancelable operating leases. Rental expense under operating leases approximated $10.1 million, $9.7 million and $8.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining lease terms of one year or more, are as follows at December 31, 2008 (in thousands):

2009	$ 8,377
2010	5,693
2011	2,725
2012	621
2013	391
Thereafter	447
	$ 18,254

Royalty and Consulting Agreements. We have entered into various royalty and other consulting agreements with third party consultants. We incurred royalty and consulting expenses of $875,000, $855,000 and $1.0 million during the years ended December 31, 2008, 2007 and 2006, respectively, under non-cancelable contracts with minimum obligations that were contingent upon services. The amounts in the table below represent minimum payments to consultants that are contingent upon future services. These fees are accrued when it is deemed probable that the performance thresholds are met. Future minimum payments under these agreements for which we have not recorded a liability are as follows at December 31, 2008 (in thousands):

2009	$ 815
2010	573
2011	573
2012	573
2013	518
Thereafter	1,344
	$ 4,396

Purchase Obligations. We have entered into certain supply agreements for our products, which include minimum purchase obligations. During the years ended December 31, 2008, 2007 and 2006, we paid approximately $4.5 million, $2.3 million and $3.8 million, respectively, under those supply agreements. Our remaining purchase obligations under those supply agreements are as follows at December 31, 2008 (in thousands):

2009	$ 2,543
2010	2,543
2011	2,543
	$ 7,629

Portions of our payments for operating leases, royalty and consulting agreements, and purchase obligations are denominated in foreign currencies and were translated in the tables above based on their respective U.S. dollar exchange rates at December 31, 2008. These future payments are subject to foreign currency exchange rate risk.

Legal Proceedings. In 2000, Howmedica Osteonics Corp. (Howmedica), a subsidiary of Stryker Corporation, filed a lawsuit against us in the United States District Court for the District of New Jersey alleging that we infringed Howmedica's U.S. Patent No. 5,824,100 related to our ADVANCE® knee product line. The lawsuit seeks an order of infringement, injunctive relief, unspecified damages and various other costs and relief and could impact a substantial portion of our knee product line. We believe, however, that we have strong defenses against Howmedica's claims and are vigorously defending this lawsuit. In November 2005, the District Court issued a Markman ruling on claim construction. Howmedica conceded to the District Court that, if the claim construction as issued was applied to our knee product line, our products do not infringe their patent. Howmedica appealed the Markman ruling. In September 2008, the U.S. Court of Appeals for the Federal Circuit overturned the District Court's Markman ruling on claim construction. The case was remanded to the District Court for further proceedings on alleged infringement and on our affirmative defenses, which include patent invalidity and unenforceability. Management is unable to estimate the potential liability, if any, with respect to the claims and accordingly, no provision has been made for this contingency as of December 31, 2008. These claims are covered in part by our patent infringement insurance. Management does not believe that the outcome of this lawsuit will have a material adverse effect on our consolidated financial position or results of operations.

We are involved in separate disputes in Italy with a former agent and two former employees. Management believes that we have meritorious defenses to the claims related to these disputes. The payment of any amount related to these disputes is not probable and cannot be estimated at this time. Accordingly, no provisions have been made for these matters as of December 31, 2008.

In December 2007, we received a subpoena from the U.S. Department of Justice (DOJ) through the U.S. Attorney for the District of New Jersey requesting documents for the period January 1998 through the present related to any consulting and professional service agreements with orthopaedic surgeons in connection with hip or knee joint replacement procedures or products. This subpoena was served shortly after several of our knee and hip competitors agreed to resolutions with the DOJ after being subjects of investigation involving the same subject matter. We are cooperating fully with the DOJ request. We cannot estimate what, if any, impact any results from this inquiry could have on our consolidated results of operations or financial position.

In June 2008, we received a letter from the SEC informing us that it is conducting an informal investigation regarding potential violations of the Foreign Corrupt Practices Act in the sale of medical devices in a number of foreign countries by companies in the medical device industry. We understand that several other medical device companies have received similar letters. We are cooperating fully with the SEC request. We cannot estimate what, if any, impact any results from this inquiry could have on our consolidated results of operations or financial position.

In late 2004 and early 2005, approximately 120 plaintiffs sued Dr. John King in the Circuit Court of Putnam County, West Virginia. Plaintiffs allege that Dr. King was professionally negligent when he performed surgery on the plaintiffs at Putnam General Hospital in Putnam County, West Virginia between November 2002 and June 2003. In 33 of the lawsuits, plaintiffs alleged that Dr. King inappropriately used a biologic product sold by us. In these lawsuits, plaintiffs named Wright as a defendant and allege that our products had not been properly cleared by the United States Food and Drug Administration, that we failed to warn that our products were not safe for their intended use, and that we knew that Dr. King was not properly trained or was performing the surgeries inappropriately. Plaintiffs also allege that we and two other co-defendants entered into a joint venture with Dr. King and/or his physician assistant, David McNair, such that we could be held liable for his/their conduct. Plaintiffs further assert claims based on strict liability, express and implied breach of warranty, civil conspiracy and negligence. They seek damages related to alleged lost income, medical expenses, future medical and life care expenses, damages relating to pain and suffering and punitive and other damages.

In July 2007, a Putnam County jury found that Putnam General Hospital had negligently credentialed Dr. King and that the hospital's conduct in credentialing Dr. King was motivated by fraud, ill will, wantonness, oppressiveness or by reckless or gross negligence, which allowed the plaintiffs to seek punitive damages against the hospital. In the second quarter of 2008, the hospital, its affiliates and David McNair entered into confidential settlements of all claims with all but one of the plaintiffs. EBI, LLC (a subsidiary of Biomet, Inc.), Wright, an independent contractor of one of our distributors, and Dr. King remain as defendants in the litigation.

The first consolidated trial of six plaintiffs is scheduled to begin in the Putnam County Circuit Court in June 2009. We have product liability insurance which may or may not cover some or all of the ultimate resolution of this litigation. While we believe our legal and factual defenses to these claims are strong, and will continue to vigorously defend against these claims, it is possible that the outcome of these cases will have a material adverse effect on our consolidated financial position or results of operations however an amount cannot be estimated.

In addition to those noted above, we are subject to various other legal proceedings, product liability claims and other matters which arise in the ordinary course of business. In the opinion of management, the amount of liability, if any, with respect to these matters, will not materially affect our consolidated results of operations or financial position.

18. Segment Data:

We have one reportable segment, orthopaedic products, which includes the design, manufacture and marketing of reconstructive joint devices and biologics products. Our geographic regions consist of the United States, Europe (which includes the Middle East and Africa) and Other (which principally represents Asia and Canada). Long-lived assets are those assets located in each region. Revenues attributed to each region are based on the location in which the products were sold.

Net sales of orthopaedic products by product line and information by geographic region are as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Net sales by product line:			
Hip products	$ 160,788	$ 134,251	$ 122,073
Knee products	119,895	102,334	94,079
Biologics products	82,399	76,029	65,455
Extremity products	88,890	62,302	45,044
Other	13,575	11,934	12,287
Total	$ 465,547	$ 386,850	$ 338,938
Net sales by geographic region:			
United States	$ 282,081	$ 235,748	$ 211,015
Europe	112,771	96,336	82,197
Other	70,695	54,766	45,726
Total	$ 465,547	$ 386,850	$ 338,938
Operating income (loss) by geographic region:			
United States	$ 21,546	$ 13,911	$ 18,752
Europe	(14,909)	(22,835)	(7,563)
Other	15,776	10,378	8,242
Total	$ 22,413	$ 1,454	$ 19,431

	December 31,	
	2008	2007
Long-lived assets:		
United States	$ 104,058	$ 71,764
Europe	18,192	18,605
Other	11,401	8,668
Total	$ 133,651	$ 99,037

No single foreign country accounted for more than 10% of our total net sales during 2008, 2007 or 2006; however, the largest single foreign country represented approximately 8%, 7% and 7% of our total net sales in 2008, 2007 and 2006, respectively.

During 2008 and 2007, our operating income included restructuring charges associated with the closure of our facility in Toulon, France. Our U.S. region recognized $1.6 million and $2.5 million of restructuring charges in 2008 and 2007, respectively, and our European region recognized $5.1

million and $16.4 million of restructuring charges in 2008 and 2007, respectively. Additionally, in 2008, our U.S. region recognized $7.6 million of charges related to the ongoing U.S. government inquiries, $2.6 million related to an unfavorable appellate court decision and $2.5 million of acquired in-process research and development costs related to our Inbone acquisition. In 2007, our U.S. region recognized a $3.3 million charge in 2007 as a result of an unfavorable ruling under binding arbitration.

19. Quarterly Results of Operations (unaudited):

The following table presents a summary of our unaudited quarterly operating results for each of the four quarters in 2008 and 2007, respectively (in thousands). This information was derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this filing and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 115,865	$ 118,477	$ 111,096	$ 120,109
Cost of sales	32,438	34,811	32,038	35,090
Gross profit	83,427	83,666	79,058	85,019
Operating expenses:				
Selling, general and administrative	66,589	68,875	61,897	64,035
Research and development	7,999	8,378	8,338	8,577
Amortization of intangible assets	1,041	1,276	1,287	1,270
Restructuring charges	1,815	3,095	685	1,110
Acquired in-process research and development	-	2,490	-	-
Total operating expenses	77,444	84,114	72,207	74,992
Operating income (loss)	$ 5,983	$ (448)	$ 6,851	$ 10,027
Net income (loss)	$ 4,058	$ (2,357)	$ 4,187	$ (2,691)
Net income (loss) per share, basic	$ 0.11	$ (0.06)	$ 0.11	$ (0.07)
Net income (loss) per share, diluted	$ 0.11	$ (0.06)	$ 0.11	$ (0.07)

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 94,287	$ 98,008	$ 91,399	$ 103,156
Cost of sales	26,965	28,770	24,268	28,404
Cost of sales - restructuring	-	-	-	2,139
Gross profit	67,322	69,238	67,131	72,613
Operating expenses:				
Selling, general and administrative	53,926	56,307	54,573	61,123
Research and development	8,102	6,853	7,151	6,299
Amortization of intangible assets	855	970	968	989
Restructuring charges	-	7,539	6,966	2,229
Total operating expenses	62,883	71,669	69,658	70,640
Operating income (loss)	$ 4,439	$ (2,431)	$ (2,527)	$ 1,973
Net income (loss)	$ 3,189	$ (2,090)	$ (1,522)	$ 1,384
Net income (loss) per share, basic	$ 0.09	$ (0.06)	$ (0.04)	$ 0.04
Net income (loss) per share, diluted	$ 0.09	$ (0.06)	$ (0.04)	$ 0.04

Our operating income included charges related to the ongoing U.S. government inquiries, for which we recognized $1.7, $1.5 million, $1.5 million and $2.9 million during the first, second, third and fourth quarters of 2008, respectively. In addition, our operating income during the second quarter of 2008 included charges of $2.6 million related to an unfavorable appellate court decision and $2.5 million of acquired in-process research and development costs related to our Inbone acquisition. Net income in the first, second, third and fourth quarters of 2008 included the after-tax effect of these amounts. Additionally, our fourth quarter net income included a $12.8 million charge for our valuation allowance, primarily for deferred tax assets associated with French net operating losses.

Our operating income for the fourth quarter of 2007 included a $3.3 million charge resulting from an unfavorable ruling under binding arbitration. Our net income for the fourth quarter of 2007 included the after-tax effect of this amount plus $665,000 of interest.

Management's Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures that are designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our principal executive officer and principal financial officer by others within our organization to allow timely decisions regarding required disclosure. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. Our internal control over financial reporting as of December 31, 2008, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the three months ended December 31, 2008, there were no significant changes in our internal control over financial reporting that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

corporate information

Transfer Agent and Registrar

American Stock Transfer & Trust Company, Inc. acts as our transfer agent and registrar and maintains all stockholder records. Communications concerning stock holdings, lost certificates, transfer of shares, duplicate mailings, or changes of address should be directed to:

Wright Medical Group, Inc.
c/o American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
800.937.5449 info@amstock.com

Cash Dividend Policy

We have never declared or paid cash dividends on common stock and do not anticipate a change in this policy in the foreseeable future. We currently intend to retain any future earnings for the operation and expansion of our business.

Stock Prices and Trading Data

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI." Stock price quotations are available in the investor relations section of our website at www.wmt.com and are printed daily in major newspapers, including The Wall Street Journal.

The ranges of high and low sale prices per share for our common stock for 2008 and 2007 are set forth below. Price data reflect actual transactions. In all cases, the prices shown are inter-dealer prices and do not reflect markups, markdowns, or commissions.

Stockholders

As of February 13, 2009, there were 561 stockholders of record and an estimated 10,473 beneficial owners of our common stock.

Independent Auditors

KPMG LLP
Memphis, Tennessee

2008	High*	Low*	2007	High*	Low*
First Quarter	$29.98	$21.06		$23.49	$20.97
Second Quarter	$31.49	$23.53		$25.79	$21.82
Third Quarter	$33.26	$28.00		$28.51	$23.50
Fourth Quarter	$30.71	$15.18		$31.80	$24.80

*denotes high & low sale prices

Comparison of Total Stockholder Returns

The graph below compares the cumulative total stockholder returns for the period from December 31, 2003 to December 31, 2008, for our common stock, an index composed of U.S. companies whose stock is listed on the Nasdaq Global Select Market (the Nasdaq U.S. Companies Index), and an index consisting of Nasdaq-listed companies in the surgical, medical, and dental instruments and supplies industry (the Nasdaq Medical Equipment Companies Index). The graph assumes that $100.00 was invested on December 31, 2003, in our common stock, the Nasdaq U.S. Companies Index, and the Nasdaq Medical Equipment Companies Index, and that all dividends were reinvested. Total returns for the two Nasdaq indices are weighted based on the market capitalization of the companies included therein. Historic stock price performance is not indicative of future stock price performance. We do not make or endorse any prediction as to future stock price performance.

Cumulative Total Stockholder Returns

Based on Reinvestment of $100.00 Beginning on December 31, 2003



Comparison of 5 Year Cumulative Total Return
December 31, 2008
200.00
180.00
160.00
140.00
100.00
40.00
0.00
Dec-2003
Dec-2004
Dec-2005
Dec-2006
Dec-2008

	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/200
Wright Medical Group, Inc.	$100.00	$93.76	$67.11	$76.57	$95.94	$67.2
Nasdaq U.S. Companies Index	100.00	108.84	111.16	122.11	132.42	63.8
Nasdaq Medical Equipment Companies Index	100.00	117.16	128.63	135.58	172.38	92.8

Non-GAAP Financial Measures

We use non-GAAP financial measures, such as net sales, excluding the impact of foreign currency, gross profit, as adjusted, operating income, as adjusted, net income, as adjusted, and net income, as adjusted, per diluted share. Our management believes that the presentation of these measures provides useful information to investors. These measures may assist investors in evaluating our operations, period over period. The measures exclude such items as business development activities, including purchased in-process research and development, the financial impact of significant litigation, costs related to the on-going U.S. governmental inquiries, restructuring charges and non-cash, stock-based expense, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on our reported results of operations for a period.

Management uses these measures internally for evaluation of the performance of the business, including the allocation of resources and the evaluation of results relative to employee performance compensation targets. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP. This annual report includes discussion of non-GAAP financial measures. Reference is made to the most directly comparable GAAP financial measures and the reconciliation of the differences between the two financial measures, which is found on page 1 of this annual report and is otherwise available in the "Corporate - Investor Information - Supplemental Financial Information" section of our website located at www.wmt.com.

notes

notes

notes

Directors

Gary D. Blackford [1]
President & CEO
Universal Hospital Services, Inc.
Director since 2008

Gary D. Henley
President & CEO
Wright Medical Group, Inc.
Director since 2006

Robert J. Quillinan [1*]
Formerly - CFO
Coherent, Inc.
Director since 2006

Martin J. Emerson [1, 2]
President and CEO
Galil Medical, Inc.
Director since 2006

John L. Miclot [3*]
President and CEO
CCS Medical, Inc.
Director since 2007

David D. Stevens [2*]
Formerly – CEO
Accredo Health, Inc.
Chairman of the Board
Director since 2004

Lawrence W. Hamilton [2, 3]
Formerly – SVP, HR
Tech Data Corporation
Director since 2007

Amy S. Paul [3]
Formerly – Group VP, International
C.R. Bard, Inc.
Director since 2008


Gary D. Blackford


Martin J. Emerson


Lawrence W. Hamilton


Gary D. Henley


John L. Miclot


Amy S. Paul


Robert J. Quillinan


David D. Stevens

committees of the Board of Directors

1 – audit committee
2 – compensation committee
3 – nominating, compliance and governance committee
** denotes chairman*

Investor Relations Information

Stockholders, securities analysts, and investors seeking more information can access the following information via the internet at www.wmt.com:

- News releases describing our significant events and sales and earnings results for each quarter and the fiscal year.
- Annual, Quarterly, and Current Reports filed with the Securities and Exchange Commission describing our business and financial condition.
- Corporate governance information such as committee charters, code of business conduct, etc.

In addition, investors are welcome to call, write, or fax us to request the information above – including a copy of our Annual Report or Form 10-K, free of charge. Inquires should be directed to:

Wright Medical Group, Inc.
Attn: Investor Relations
5677 Airline Road, Arlington, TN 38002
901.867.4113
901.867.4390 Fax

Annual Meeting

The annual meeting of our stockholders will be held on May 13, 2009 beginning at 9:00 am CDT at the:

Embassy Suites Hotels – Memphis
Ambassador Room
1022 South Shady Grove Road
Memphis, TN 38120
901.684.1777

The Notice of Annual Meeting and Proxy Statement are being mailed to stockholders with this annual report.

Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN 38002
901. 867. 9971 phone
800. 238. 7188 toll-free
www.wmt.com

Wright Medical EMEA
Krijgsman 11
1186 DM Amstelveen
The Netherlands
011.31.20.545.0100 phone
www.wmt-emea.com

Cover photography by Yen Studios, Memphis, TN. Inside patient photography by e-Image Studios, Tampa, FL.
Stock images provided by Getty Images. ©2009 Printed in the USA.